FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of November, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F        X             Form 40-F
                             ---------                     ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No               X
                             ---------                     ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index

Item            Description of Item
----            -------------------

1. Interim financial statements as of and for the nine-month period ended September 30, 2003, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

2. Management's discussion and analysis of results of consolidated operations relating to the interim financial statements as of and for the nine-month period ended September 30, 2003, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

                                                                        Item 1



Companhia Energetica de Minas Gerais - CEMIG

Interim Financial Statements
Together with Independent Accountant's Report on Special Review


September 30, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT
--------------------------------------

To the Shareholders and the Board of Directors of
Companhia Energetica de Minas Gerais - CEMIG
Belo Horizonte - MG
-------------------

     1. We have performed a special review of the quarterly information, presented in Brazilian reais, of Companhia Energetica de Minas Gerais - CEMIG and subsidiaries (Company and Consolidated) as of September 30, 2003 and for the quarter and the nine month period then ended, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, consisting of the balance sheets, statements of income and management's discussion and analysis.

     2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial positions and results of operations.

     3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above for it to be in conformity with accounting practices adopted in Brazil and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

     4. As mentioned in Notes 5, 7, 8 and 15 to the quarterly information, as of September 30, 2003, the Company and its subsidiaries have recorded assets, liabilities, revenues and expenses related to energy sales, purchases and other transactions occurred on the Wholesale Energy Market - MAE. Such amounts were recorded based on calculations prepared and information made available by MAE regarding transactions through August 31, 2003 and based on Company and its subsidiaries estimates for transactions in September 2003. Those amounts are subject to change, depending on the outcome of claims currently in progress in court, filed by electric energy companies, concerning the interpretation of the market rules in force at the time that those transactions occurred.

     5. The balance sheets (Company and Consolidated) as of June 30, 2003, presented for comparative purposes, were reviewed by us and our special review report, dated July 31, 2003, was issued without qualification and included comments regarding the matter discussed in paragraph 4 above. The statements of income (Company and Consolidated) for the quarter and the nine-month period ended September 30, 2002, presented for comparative purposes, were reviewed by us, and our special review report, originally dated November 29, 2002 and reissued on January 21, 2003, included comments regarding:

          (i) The independent accountants' special review report reissued on January 21, 2003, originally issued dated November 29, 2002, regarding the Company's quarterly information as of September 30, 2002, which was revised by the Company due to the recording of a provision for losses on part of the accounts receivable from the Government of the State of Minas Gerais and to the updated information about Company's rights and obligations on the Wholesale Energy Market - MAE;

          (ii) The Company's lack of means to honor the commitment assumed by its controlling shareholders, through the concession agreements signed with the granting authority, regarding the corporate reorganization of its activities resulting in the unbundling of its generation, transmission and distribution operations into separate subsidiaries. The Company has submitted an extension request to ANEEL, which has not yet responded. The Company, based on the opinion of its internal and external legal counsel, believes it has strong arguments to defend itself against possible penalties to be imposed by the granting authority regarding this matter;

         (iii) The possible changes in assets, liabilities, revenues and expenses related to: (a) procedures regarding reimbursement of generating companies of costs incurred for energy traded on the spot market during the Electricity Rationing Plan; and (b) transactions related to energy sales, purchases and other transactions occurred on the Wholesale Energy Market - MAE;

          (iv) Executive Act No.14, that was issued on December 21, 2001, converted into Law No. 14,438 on April 26, 2002, that regulated, among other matters, the recovery of the economic and financial equilibrium of Brazilian companies in the electric energy sector, as guaranteed under the concession agreements and the application of special rate adjustments approved by the granting authority.

     6. This quarterly information has been translated into English for the convenience of readers outside Brazil.


Belo Horizonte, October 30, 2003


/S/ Deloitte Touche Tohmatsu                       /S/ Francisco Papellas Filho

DELOITTE TOUCHE TOHMATSU                            Francisco Papellas Filho
Auditores Independentes                             Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------


UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2003 AND JUNE 30, 2003
(Expressed in thousands of Brazilian reais - R$)
------------------------------------------------------------------------------------------------------------------------
A  S  S  E  T  S
----------------

                                                        Consolidated                              Company
                                           ---------------------------------------  ------------------------------------
                                             September 30,           June 30,         September 30,         June 30,
                                                 2003                  2003               2003               2003
                                           ------------------    -----------------  -----------------  -----------------
CURRENT ASSETS:
  Cash and cash equivalents                         292,820              274,361            211,981            196,809
  Accounts receivable                             1,001,751              996,981            981,511            977,768
  Consumers - Special rate adjustment               289,065              291,829            289,065            291,829
  Concessionaires - Energy transmission              29,398               21,511             29,398             21,511
  Distributors - MAE Transactions                   144,401              140,444            144,401            140,444
  Recoverable taxes                                  89,168               64,471             81,637             56,561
  Materials and supplies                             24,277               20,700             15,199             14,103
  Prepaid expenses - CVA                            130,185               47,243            130,185             47,243
  Electricity Rationing Plan - Bonus paid
     to consumers and adoption costs
     incurred                                        15,140               22,107             15,140             22,107
  Receivables from Federal Government -
     Revenue losses from low-income
     consumers                                       31,359               86,669             31,359             86,669
  Other                                             114,510              113,523            121,507            118,695
                                           ------------------    -----------------  -----------------  -----------------
                                                  2,162,074            2,079,839          2,051,282          1,973,739
                                           ------------------    -----------------  -----------------  -----------------

NONCURRENT ASSETS:
  Receivable from Minas Gerais State
     Government                                     874,145              836,971            874,145            836,971
  Consumers - Special rate adjustment             1,136,062            1,115,819          1,136,062          1,115,819
  Prepaid expenses - CVA                            416,546              449,987            416,546            449,987
  Tax credits                                       443,100              453,491            422,671            433,411
  Marketable securities                              84,511               74,691             84,511             74,691
  Electricity Rationing Plan - Bonus paid
     to consumers and adoption costs
     incurred                                        23,449               23,449             23,449             23,449
  Distributors - Energy supply                      465,972              436,073            465,972            436,073
  Recoverable taxes                                 116,926              118,346            105,294            107,014
  Escrow deposits                                    77,966               67,892             77,966             67,892
  Accounts receivable                                62,035               49,166             62,035             49,166
  Other                                              72,768               78,531             72,651             78,276
                                           ------------------    -----------------  -----------------  -----------------
                                                  3,773,480            3,704,416          3,741,302          3,672,749
                                           ------------------    -----------------  -----------------  -----------------

PERMANENT ASSETS:
  Investments                                       776,783              736,984          1,391,695          1,342,764
  Property, plant and equipment                   7,955,305            7,945,665          7,331,847          7,322,253
  Deferred charges                                   23,212               22,957                690                780
                                                                          ------                ---                ---
                                           ------------------    -----------------  -----------------  -----------------
                                                  8,755,300            8,705,606          8,724,232          8,665,797
                                           ------------------    -----------------  -----------------  -----------------
         Total assets                            14,690,854           14,489,861         14,516,917         14,312,285
                                           ==================    =================  =================  =================


                    The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2003 AND JUNE 30, 2003
 (Expressed in thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                        Consolidated                              Company
                                           ---------------------------------------  ------------------------------------
                                             September 30,           June 30,         September 30,         June 30,
                                                 2003                  2003               2003               2003
                                           ------------------    -----------------  -----------------  -----------------
CURRENT LIABILITIES:
    Suppliers                                      810,487             1,202,346            782,065         1,170,507
    Taxes payable                                  364,595               346,890            354,576           334,081
    Loans and financing                            981,337               679,571            958,209           658,820
    Payroll and related charges                    123,916               118,347            122,368           117,189
    Dividends and interest on capital              202,954               202,973            202,522           202,541
    Employee post-retirement benefits              183,681               244,257            183,681           244,257
    Regulatory charges                             138,224               182,124            137,888           181,819
    Employee profit sharing                         34,101                23,087             34,083            23,075
    Other                                          127,660               120,365            126,508           118,797
                                           ------------------    -----------------  -----------------  -----------------
                                                 2,966,955             3,119,960          2,901,900         3,051,086
                                           ------------------    -----------------  -----------------  -----------------

LONG-TERM LIABILITIES:
    Loans and financing                          1,601,918             1,625,723          1,524,009         1,547,080
    Debentures                                     876,945               867,631            876,945           867,631
    Employee post-retirement benefits            1,524,838             1,533,142          1,524,838         1,533,142
    Suppliers                                      345,944               333,974            345,944           333,974
    Reserve for contingencies                      371,927               357,415            371,927           357,415
    Taxes payable                                  405,884               317,185            405,884           317,185
    Other                                           74,018                90,071             71,311            88,313
                                           ------------------    -----------------  -----------------  -----------------
                                                 5,201,474             5,125,141          5,120,858         5,044,740
                                           ------------------    -----------------  -----------------  -----------------

MINORITY INTEREST                                   28,266                28,301                  -                 -

SHAREHOLDERS' EQUITY:
   Capital                                       1,621,538             1,621,538          1,621,538         1,621,538
   Capital reserves                              4,059,345             4,059,345          4,059,345         4,059,345
   Income reserves                                     113                   113                113               113
   Accumulated earnings                            813,163               535,463            813,163           535,463
                                           ------------------    -----------------  -----------------  -----------------
                                                 6,494,159             6,216,459          6,494,159         6,216,459
                                           ------------------    -----------------  -----------------  -----------------
Total liabilities and shareholders'
      equity                                    14,690,854            14,489,861         14,516,917        14,312,285
                                           ==================    =================  =================  =================

                    The accompanying condensed notes are an integral part of these financial statements.


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 (Expressed in thousands of Brazilian reais - R$, except for per share data)
-------------------------------------------------------------------------------


                                                             Consolidated                       Company
                                                    ------------------------------   ------------------------------
                                                          Nine-month periods               Nine-month periods
                                                         ended September 30,              ended September 30,
                                                    ------------------------------   ------------------------------
                                                         2003            2002             2003            2002
                                                    --------------  --------------   --------------  --------------
 OPERATING REVENUES:
    Electricity sales                                  5,267,379       4,431,993        5,223,606        4,402,485
    Special rate adjustment                                    -         268,913                -          268,913
    Other operating revenues                             462,749         304,310          240,744          193,697
                                                    ---------------------------------------------------------------
                                                       5,730,128       5,005,216        5,464,350        4,865,095
                                                    --------------  --------------   --------------  --------------

 DEDUCTIONS FROM OPERATING REVENUES:                  (1,673,966)     (1,184,545)      (1,619,682)      (1,172,408)
                                                    --------------  --------------   --------------  --------------
 Net operating revenues                                4,056,162       3,820,671        3,844,668        3,692,687
                                                    --------------  -------------------------------  --------------
 OPERATING EXPENSES:
    Personnel                                           (466,742)       (398,328)        (455,799)        (391,927)
    Materials and supplies                               (62,210)        (52,316)         (61,232)         (50,873)
    Outside services                                    (221,944)       (179,556)        (213,634)        (173,978)
    Charges for use of water resources                   (48,143)        (34,200)         (47,556)         (33,502)
    Electricity purchased for resale                  (1,036,669)     (1,455,041)      (1,036,669)      (1,455,041)
    Use of basic transmission network                   (247,720)       (219,953)        (247,720)        (219,953)
    Depreciation and amortization                       (421,766)       (408,388)        (391,249)        (387,376)
    Employee post-retirement benefits                    (35,630)       (162,748)         (35,630)        (162,748)
    Operating provisions                                (133,912)        (28,032)        (132,209)         (28,032)
    Fuel usage quota (CCC)                              (219,900)       (252,373)        (219,900)        (252,373)
    Gas purchased for resale                            (126,148)        (75,568)               -                -
    Employee profit sharing                              (34,465)        (21,903)         (34,443)         (21,866)
    Energy development account                           (77,763)              -          (77,763)               -
    Other expenses                                      (107,100)       (118,465)         (96,472)        (111,747)
                                                    --------------  --------------   --------------  --------------
                                                      (3,240,112)     (3,406,871)      (3,050,276)      (3,289,416)
                                                    --------------  --------------   --------------  --------------
 Income from operations before equity in
   subsidiaries and financial income (expenses)          816,050         413,800          794,392          403,271
                                                    --------------  --------------   --------------  --------------
 EQUITY IN SUBSIDIARIES                                        -               -           27,949          (15,778)
                                                    --------------  --------------   --------------  --------------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                     925,508         759,506          893,441          751,344
    Financial expenses                                  (424,807)     (1,516,352)        (412,804)      (1,457,734)
                                                    --------------  --------------   --------------  --------------
                                                         500,701        (756,846)         480,637         (706,390)
                                                    --------------  --------------   --------------  --------------
 Income (loss) from operations                         1,316,751        (343,046)       1,302,978         (318,897)
 NON-OPERATING EXPENSES, NET
    Extraordinary losses                                        -     (1,045,325)               -       (1,045,325)
    Other expenses, net                                  (24,470)        (19,541)         (24,447)         (19,541)
                                                    --------------  --------------   --------------  --------------
                                                         (24,470)     (1,064,866)         (24,447)      (1,064,287)
                                                    --------------  --------------   --------------  --------------
 Income (loss) before taxes on income                  1,292,281      (1,407,912)       1,278,531       (1,383,184)
    Income and social contribution taxes  -
       (expense) benefit                                (480,128)        126,809         (465,368)         112,279
                                                    ------------------------------   ------------------------------
 Income (loss) before reversal of interest on
     capital and minority interest                       812,153      (1,281,103)         813,163       (1,270,905)
 REVERSAL OF INTEREST ON CAPITAL                               -         120,000                -          120,000
 MINORITY INTEREST                                         1,010          10,198                -                -
                                                    ---------------------------------------------------------------
 NET INCOME (LOSS) FOR THE PERIOD                        813,163      (1,150,905)         813,163       (1,150,905)
                                                    ==============  ==============   ==============  ==============
 NUMBER OF THOUSANDS OF SHARES OUTSTANDING           162,084,691     162,084,691      162,084,691      162,084,691
                                                    ==============  ==============   ==============  ==============
 EARNINGS (LOSS) PER THOUSAND SHARES - R$                0.00502        (0.00710)         0.00502         (0.00710)
                                                    ==============  ==============   ==============  ==============

                The accompanying condensed notes are an integral part of these financial statements.


(Convenience Translation into English from the Original Previously Issued in Portuguese)


COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of Brazilian reais - R$, except for per share data)
-------------------------------------------------------------------------------


                                                             Consolidated                         Company
                                                    --------------------------------   -------------------------------
                                                                Quarter                           Quarter
                                                         ended September 30,                ended September 30,
                                                    --------------------------------   -------------------------------
                                                         2003              2002              2003            2002
                                                    --------------    --------------   --------------  ---------------
 OPERATING REVENUES:
    Electricity sales                                   1,923,945         1,839,169        1,908,833        1,829,503
    Special rate adjustment                                     -             7,488                -            7,488
    Other operating revenues                              181,297           121,306           90,485           76,492
                                                    --------------    --------------   --------------  ---------------
                                                        2,105,242         1,967,963        1,999,318        1,913,483

 DEDUCTIONS FROM OPERATING REVENUES:                     (592,595)         (428,642)        (571,437)        (424,316)
                                                    --------------    --------------   --------------  ---------------
 Net operating revenues                                 1,512,647         1,539,321        1,427,881        1,489,167
                                                    --------------    --------------   --------------  ---------------
 OPERATING EXPENSES:
    Personnel                                            (150,418)         (133,146)        (146,591)        (130,238)
    Materials and supplies                                (20,664)          (18,153)         (20,328)         (17,399)
    Outside services                                      (82,832)          (67,820)         (78,869)         (66,284)
    Charges for use of water resources                    (21,466)          (12,024)         (21,292)         (11,871)
    Electricity purchased for resale                     (356,331)         (792,804)        (356,331)        (792,804)
    Use of basic transmission network                     (90,919)          (77,745)         (90,919)         (77,745)
    Depreciation and amortization                        (140,767)         (137,545)        (128,993)        (129,647)
    Employee post-retirement benefits                     (11,877)          (54,249)         (11,877)         (54,249)
    Operating provisions                                  (53,699)          (19,613)         (53,454)         (19,613)
    Fuel usage quota (CCC)                                (62,410)          (92,369)         (62,410)         (92,369)
    Gas purchased for resale                              (49,402)          (30,509)               -                -
    Employee profit sharing                               (11,299)          (11,249)         (11,293)         (11,212)
    Energy development account                            (40,455)                -          (40,455)               -
    Other expenses                                        (34,151)          (43,206)         (30,341)         (39,928)
                                                    --------------    --------------   --------------  ---------------
                                                       (1,126,690)       (1,490,432)      (1,053,153)      (1,443,359)
                                                    --------------    --------------   --------------  ---------------
 Income from operations before equity in
   subsidiaries and financial income (expenses)           385,957            48,889          374,728           45,808
                                                    --------------    --------------   --------------  ---------------
 EQUITY IN SUBSIDIARIES                                         -                  -          12,057          (15,498)
                                                    --------------    --------------   --------------  ---------------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                      241,229           379,204          231,000          376,185
    Financial expenses                                   (171,643)         (829,220)        (167,988)        (797,910)
                                                    --------------    --------------   --------------  ---------------
                                                           69,586          (450,016)          63,012         (421,725)
                                                    --------------    --------------   --------------  ---------------
 Income (loss) from operations                            455,543          (401,127)         449,797        (391,415)
 NON-OPERATING EXPENSES, NET                              (11,777)           (5,694)         (11,752)          (5,115)
                                                    --------------    --------------   --------------  ---------------
 Income (loss) before taxes on income                     443,766          (406,821)         438,045         (396,530)
    Income and social contribution taxes                 (166,363)          149,169         (160,345)         140,421
                                                    --------------    --------------   --------------  ---------------
 Income (loss) before minority interest                   277,403          (257,652)         277,700         (256,109)
 MINORITY INTEREST                                            297             1,543                -                -
                                                    --------------    --------------   --------------  ---------------
 NET INCOME (LOSS) FOR THE PERIOD                         277,700          (256,109)         277,700         (256,109)
                                                    ==============    ==============   ==============  ===============
 NUMBER OF THOUSANDS OF SHARES OUTSTANDING            162,084,691       162,084,691      162,084,691      162,084,691
                                                    ==============    ==============   ==============  ===============
 EARNINGS (LOSS) PER
     THOUSAND SHARES - R$                                 0.00171          (0.00158)         0.00171         (0.00158)
                                                    ==============    ==============   ==============  ===============

                      The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------


1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power concessionaire and public utility, controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

The Company has equity interests in the following operating companies:

     o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

     o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais - USIMINAS;

     o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.19% interest) - Its principal activities are the acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG's bylaws also permit the performance of activities related to the exploration, production and storage of natural gas. These activities, however, are not currently being performed;

     o Empresa de Infovias S.A. ("Infovias") (99.92% interest) - Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Infovias owns 64.91% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais;

     o Efficientia S.A. - ("Efficientia") (100.00% interest) - Its principal activities are rendering efficiency, optimization and energy solutions services, as well as providing operation and maintenance services, to energy supply facilities. Efficientia initiated operations in the first quarter of 2003; and

     o Horizontes Energia S.A. (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina. Horizontes Energia S.A. initiated operations in the third quarter of 2003.

The Company has a 100.00% interest in each of the following pre-operating stage companies:

     o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

     o Cemig Trading S.A. - Its principal activities will be related energy trading.

Additionally, CEMIG has a minority interest of 48.50% in Central Termeletrica de Cogeracao S.A. and in Central Hidreletrica Pai Joaquim S.A., each of which is in the pre-operating stage.


2) PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting practices, methods and criteria used by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2002, including consolidation criteria.

The financial statements of companies mentioned in Note 1 were consolidated, except for the Financial Statements of Central Termeletrica de Cogeracao S.A. and Central Hidreletrica Pai Joaquim S.A..

The financial statements of controlled companies used to calculate equity and consolidation are dated September 30, 2003, except those with respect to GASMIG and Infovias, which are dated August 31, 2003.


3) CASH AND CASH EQUIVALENTS

The composition of the balance is as follows:

                                                                Consolidated                    Company
                                                         ---------------------------  -----------------------------
                                                          September 30,    June 30,    September 30,     June 30,
                                                              2003           2003           2003            2003
                                                         -------------   -----------  --------------  -------------
Banks                                                         99,321       136,888          95,107        135,000
Short term investments                                       193,499       137,473         116,874         61,809
                                                         -------------   -----------  --------------  -------------
                                                             292,820       274,361         211,981        196,809
                                                         =============   ===========  ==============  =============


The majority of the short-term investments of CEMIG and its subsidiaries are invested in Bank Deposit Certificates indexed basically to the CDI (Interbank Certificate of Deposit rate) variation.


4) ACCOUNTS RECEIVABLE


                                                 Consolidated
--------------------------------------------------------------------------------------------------------------------
                                                               Past due      Past due        Total       Total
                                                             accounts -    accounts -     September 30,  June 30,
                Consumer Class                    Current   up to 90 days  over 90 days       2003         2003
------------------------------------------------  --------  -------------  ------------  --------------  ----------
Residential                                        230,583       143,679       21,761        396,023       383,061
Industrial                                         189,979        57,489       91,001        338,469       332,128
Commercial                                         102,659        50,953       17,577        171,189       163,475
Rural                                               33,395        14,377        5,161         52,933        46,471
Public authorities                                  15,166        25,331       18,403         58,900        49,045
Public lighting                                     12,431        29,366       35,777         77,574        77,616
Public services                                     14,967         4,094            -         19,061        17,431
                                                  --------  -------------  ------------  --------------  ----------
Subtotal - Consumers                               599,180       325,289      189,680      1,114,149     1,069,227
Supply to other concessionaries                      4,122             -            -          4,122        10,009
Allowance for doubtful accounts                          -             -     (116,520)      (116,520)      (82,255)
                                                  --------  -------------  ------------  --------------  ----------
                                                   603,302       325,289       73,160      1,001,751       996,981
                                                  ========  =============  ============  ==============  ==========



                                                     Company
--------------------------------------------------------------------------------------------------------------------
                                                               Past due      Past due        Total       Total
                                                             accounts -    accounts -     September 30,  June 30,
                Consumer Class                    Current   up to 90 days  over 90 days       2003         2003
------------------------------------------------  --------  -------------  ------------  --------------  --------
Residential                                       230,583       143,679        21,761        396,023     383,061
Industrial                                        182,790        57,489        88,338        328,617     323,244
Commercial                                         89,608        50,953        17,388        157,949     150,730
Rural                                              33,395        14,377         5,161         52,933      46,471
Public authorities                                 15,166        25,331        18,403         58,900      49,045
Public lighting                                    12,431        29,366        35,777         77,574      77,616
Public services                                    14,967         4,094             -         19,061      17,431
                                                  --------  -------------  ------------  --------------  --------
Subtotal - Consumers                              578,940       325,289       186,828      1,091,057   1,047,598
Supply to other concessionaries                     4,122             -             -          4,122      10,009
Allowance for doubtful accounts                         -             -      (113,668)      (113,668)    (79,839)
                                                  --------  -------------  ------------  --------------  --------
                                                  583,062       325,289        73,160        981,511     977,768
                                                  ========  =============  ============  ==============  ========

The Company has overdue accounts receivable from Companhia de Saneamento de Minas Gerais - COPASA ("COPASA"), a State Government controlled company, in the total amount of R$62,035, which are recorded as noncurrent assets according to the Company's expected realization. Company management is negotiating the collection of the aforementioned past due amount and does not expect any loss on its realization.


5) CONSUMERS - SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's electric energy crisis committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into an agreement entitled Acordo Geral do Setor Eletrico ("General Agreement of the Electricity Sector"). This agreement was entered into to ensure the economic and financial equilibrium of the concession contracts and to reimburse concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

Law No. 10,438, of April 26, 2002, and the Energy Crisis Committee's Resolution No. 91, of December 21, 2001, established a special rate adjustment applicable as of December 27, 2001. The rate increases were set forth in the Energy Crisis Committee's Resolution No. 130, of April 30, 2002, as follows:

|_| an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production costs and meet certain criteria, related to load and demand energy factors which were determined in the Resolution.

|_|   an increase of 7.90% for all other consumers.

The special rate adjustment mentioned above is being applied to reimburse concessionaires for the following items:

     a. Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL (National Energy Authority). The computation does not include overdue payment losses which the Company does not expect to be material.

     b. Variation in Parcel "A" Items (uncontrollable costs as established by the concession contracts) related to the period from January 1, 2001 to October 25, 2001. The amount to be reimbursed is equal to the difference (positive or negative) between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment.

     c. Amounts to be paid to generators for energy purchased on the MAE, from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh. This asset includes the related taxes and charges on revenues; however, such taxes and charges are not required to be transferred to the generators. Accordingly, taxes and charges are excluded before transferring these amounts to generators. These amounts may change, depending on the litigation currently in progress, filed by market agents, including the Company, related to the interpretation of the market rules in force.

Under ANEEL Resolution No. 484 as of August 29, 2002, the special rate adjustment will be in force for a maximum period of 82 months, January 2002 to October 2008. However, management has determined that the special rate adjustment would not be sufficient to recover CEMIG's rationing losses. This determination was based on certain assumptions, the most relevant of which relate to rate adjustments, inflationary rates, SELIC (Brazilian Central Bank overnight interest rate) and CEMIG's growth in the energy market. Accordingly, the Company recorded a provision for losses on the realization of the special rate adjustment.

Considering that the assumptions used in management's determination may change throughout the recovery period, management periodically reviews these projections, and consequently, the recorded provision for losses mentioned in the prior paragraph.

Recovery of credits through the special rate adjustment, under ANEEL Resolution No. 89 of February 25, 2003, is being made as follows: (i) credits mentioned in item "a" have been in the process of being recovered since January 2002; (ii) credits mentioned in items "a" and "c" have been in the process of being recovered simultaneously since January 2003, in the proportion of 69.22% and 30.78%, respectively; and (iii) credits mentioned in item "b" will be the last to be recovered.

The amounts which will be realized through the special rate adjustment, described in items "a" and "b" above are being restated based on SELIC until their actual recovery.

According to ANEEL Resolution No. 36, dated January 29, 2003, 48.8% of the credits described in item "c" above are being monetarily restated based on SELIC since January 1, 2003 and 33.2% since July 3, 2003, the date of the MAE settlement (after the conclusion of the audit work). The remaining 18% of the credits, which corresponds to CEMIG's liabilities on MAE (Note 8), which were not settled due to an injunction granted to CEMIG, will be restated after the definition of MAE methodology, as determined pursuant to the injunction, is applied to calculate CEMIG's rights and obligations, as mentioned in Note 8, item "b".

Pursuant Resolutions No. 480 to 482, dated August 29, 2002, ANEEL approved the amounts of billing losses and recovery of variations of the Parcel "A" items.

Despite ANEEL Resolution No. 483, dated August 29, 2002, which approved the amounts to be paid to generators for the energy purchased on the MAE during the rationing period, CEMIG recorded such transactions based on information provided by the MAE in October 2002, which are more current.

ICMS (State VAT) on the special rate adjustment, related to future billings, which is estimated at R$356,282 (R$351,912 as of June 30, 2003), only becomes an obligation once the customers are billed. However, because the Company's only responsibility is to transfer this tax from consumers to the State tax authorities, the Company did not record this obligation in advance.

The amounts to be recovered through the special rate adjustments mentioned in items "a", "c" and "b", recorded in assets, are as follows:


                                                                     Company and Consolidated
                                                    ------------------------------------------------------------
                                                                September 30, 2003                June 30, 2003
                                                    -------------------------------------------  ---------------
                                                                       SELIC
                                                      Principal      restatement      Total           Total
                                                    -------------   -------------  ----------    ---------------
 Billing losses during the Electricity Rationing
    Period                                             876,847          80,018     1,156,865        1,112,485
 Amounts collected                                    (360,415)             -       (360,415)        (310,464)
                                                    -------------   -------------  ----------    ---------------
                                                       516,432         280,018       796,450          802,021

 Recovery of spot market amounts by generators         456,177          55,830       512,007          475,908
 Amounts collected                                     (54,854)              -       (54,854)         (32,645)
                                                    -------------   -------------  ----------    ---------------
                                                       401,323          55,830       457,153          443,263

 Recovery of uncontrollable cost variations
    relating to Parcel A (item "c")                    245,299         136,018       381,317          360,957
                                                    -------------   -------------  ----------    ---------------
                                                     1,163,054         471,866     1,634,920        1,606,241

 Provision for losses on the realization of the
    special rate adjustment                           (177,627)        (32,166)     (209,793)        (198,593)
                                                    -------------   -------------  ----------    ---------------
                                                       985,427         439,700     1,425,127        1,407,648
                                                    =============   =============  ==========    ===============
 Current                                                                             289,065          291,829
 Noncurrent                                                                        1,136,062        1,115,819
                                                                                   ==========    ===============




The proceeds of special rate adjustments to be paid to generators, as described in item "c", recorded in liabilities, under suppliers, are as follows:

                                                                     Company and Consolidated
                                                    ------------------------------------------------------------
                                                                September 30, 2003                June 30, 2003
                                                    -------------------------------------------  ---------------
                                                                       SELIC
                                                      Principal      restatement      Total           Total
                                                    -------------   -------------  ----------    ---------------

 Amounts to be paid to generators                       418,269          51,217       469,486          436,369
 ( - ) Transference made                                (42,739)              -       (42,739)         (22,750)
                                                    -------------   -------------  ----------    ---------------
                                                        370,085          51,217       426,747          413,619
                                                    =============   =============  ==========    ===============

 Short-term liabilities                                                                80,803           79,645
 Long-term liabilities                                                                345,944          333,974
                                                                                   ==========    ===============

6) RECOVERABLE TAXES


                                                             Consolidated                   Company
                                                      ---------------------------  ---------------------------
                                                        September 30,   June 30,    September 30,   June 30,
                                                            2003         2003           2003          2003
                                                      --------------- -----------  -------------- ------------
Current Assets
State VAT - ICMS                                              37,178      28,061          33,153       23,268
Income and social contribution tax                            43,666      26,931          40,373       24,031
Other                                                          8,324       9,479           8,111        9,262
                                                      --------------- -----------  -------------- ------------
                                                              89,168      64,471          81,637       56,561
                                                      =============== ===========  ============== ============
Noncurrent Assets
State VAT - ICMS                                              98,083      99,503          86,451       88,171
State VAT - ICMS - Under discussion with Minas
   Gerais State Government                                    18,843      18,843          18,843       18,843
                                                      --------------- -----------  -------------- ------------
                                                             116,926     118,346         105,294      107,014
                                                      =============== ===========  ============== ============

Income and social contribution tax credits are primarily related to amounts arising from the tax returns of prior years, which will be offset in 2003.

Recoverable State VAT credits of the Company and its subsidiaries will be offset against State VAT liabilities.

Most of the balance recorded as noncurrent assets is subject to a 48-month offset period, as established by Supplementary Federal Law No. 102/00. The Company is in a legal dispute with the Minas Gerais State Government in order to offset State VAT credits in the amount of R$18,843.


7) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items - CVA, refers to the difference, beginning October 26, 2001, between the estimated Parcel "A" costs of the Company, used in defining rate adjustments, and payments regarding Parcel "A" items actually made. The variations would be recovered in subsequent annual rate adjustments.

The Federal Government, through Executive Act No. 116, postponed for a 12 month period the compensation of the "CVA" costs incurred during the period from March 10, 2002 through March 9, 2003, which would have been offset in the rate increase in force since April 8, 2003.

The CVA balance, for which compensation was postponed, plus the CVA balance to be calculated for the next 12 month period, beginning March 10, 2003, will be reimbursed though an increase in electric rates for a period of 24 months, beginning on April 8, 2004.

The aforementioned Executive Act included in the CVA the variations between the estimated costs used in defining rate adjustments related to the Energy development account and actual payments from February 10, 2003.

                                                                     Consolidated and Company
                                                --------------------------------------------------------------------
                                                                                         Total            Total
                                                                        SELIC        September 30,      June 30,
                                                   Principal         Restatement          2003            2003
                                                -----------------  ----------------  ---------------  --------------
System service charges - ESS                            177,609            14,435          192,044         174,641
Itaipu Binacional eletricity purchase tariff            224,192            64,908          289,100         303,147
Itaipu Binacional eletricity transport tariff             6,745               733            7,478           3,733
Fuel usage quota - CCC                                  (73,964)          (22,404)         (96,368)       (104,934)
Tariff for use of basic transmission network             92,557            12,216          104,773          71,398
Energy development account                               43,601             1,918           45,519          45,283
Charges for use of water resources                        3,577               608            4,185           3,962
                                                -----------------  ----------------  ---------------  --------------
                                                        474,317            72,414          546,731         497,230
                                                -----------------  ----------------  ---------------  --------------

 Current                                                                                   130,185          47,243
 Noncurrent                                                                                416,546         449,987
                                                                                     ===============  ==============

The above-mentioned amounts are restated based on the SELIC rate from the payment date to effective recovery through annual rate adjustments.

The amounts to be compensated, which are recorded in current assets, refer to variations of uncontrollable costs that will be offset based on the annual rate adjustment on April 8, 2004, according to Management's estimates.

The System service charges - ESS were recorded based on information provided by the MAE.


8) DISTRIBUTORS - MAE TRANSACTIONS

a) Obligations and rights from the MAE transactions

As established by the General Agreement of the Electricity Sector, the difference between the amounts paid by generators and distributors related to the MAE transactions during the period in which the Electricity Rationing Plan was in force and the amount of R$49.26/MWh will be reimbursed through the special rate adjustment.

According to ANEEL Resolution No. 36, dated January 29, 2003, distribution concessionaires should collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable, since March 2003.

Of the special rate adjustment credits to be transferred from other distribution concessionaires to CEMIG corresponding to approximately R$54,987, from March 2003 to September 2003, only R$18,534 were received in the period. Some distribution concessionaires are not transferring the entire amounts of the special rate adjustments due to CEMIG because they believe, based on their interpretation of Article 9 of the ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, that CEMIG is challenging the General Agreement of the Electricity Sector because it is contesting the methodology applied to calculate CEMIG's obligations resulting from the MAE transactions (mentioned in Item "b" of this Note). For this reason, such distribution concessionaires are prevented from transferring such amounts owed to CEMIG.

CEMIG, however, does not believe that the injunction granted in December 2002, contesting the methodology applied by the MAE to calculate CEMIG's rights and obligations, represents a challenge of the General Agreement of the Electricity Sector. Therefore, the Company is contesting the restrictions included in ANEEL Resolution No. 36 and ANEEL Technical Note No.004/2003, to eliminate any sanction or restriction on CEMIG's ability to receive amounts owed.

The amounts to be received from distribution concessionaires are recorded in Current and Noncurrent Assets, under Distributors - MAE Transactions.

Approximately 48.8% of CEMIG's rights and obligations with the MAE are being monetarily restated based on the SELIC variation, as of January 1, 2003 and 33.2% as of July 3, 2003, the date of the MAE settlement. The remaining 18%, which corresponds to the remaining obligations to be paid, will be restated after the definition of the MAE methodology, as determined pursuant to the injunction, is applied to calculate CEMIG's rights and obligations, as mentioned in this Note, Item "b".

CEMIG's rights and obligations related to MAE transactions are as follows:

                                                       September      June 30,
                                                       30, 2003         2003
                                                      -----------    ----------
ASSETS
Current
Distributors - MAE Transactions                         144,401       140,444

Noncurrent
Distributors - MAE Transactions                         465,972       436,073
                                                      -----------    ----------
                                                        610,373       576,517
                                                      ===========    ==========
LIABILITIES
Current
Suppliers                                               142,560       532,072
                                                      -----------    ----------
                                                        142,560       532,072
                                                      ===========    ==========


The outcome of lawsuits currently in progress, filed by market agents, related to the interpretation of the market rules in effect, may change the amounts recorded by CEMIG related to the MAE transactions.

b) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled part of its outstanding obligations relating to the MAE transactions, in the amount of R$335,482, using funds provided by the BNDES.

The additional portion, in the amount of R$372,545, was settled on July 3, 2003. Part of the payment was covered by a specific loan provided by the BNDES in July 2003, in the amount of R$176,483.

The financing provided by the BNDES is guaranteed by 3.27% and 1.36% of the monthly electricity sales to final customers and will be paid in monthly installments, until February and August 2008, respectively.

The amounts paid to the MAE were calculated according to an injunction granted to CEMIG, on December 25, 2002, determining that CEMIG should be considered as both a distributor and generator for purposes of recording the MAE transactions. This decision went against ANEEL Resolution No. 447, of August 23, 2002, which determined that CEMIG should be considered as a distribution concessionaire only.

The amounts provided by the MAE, in accordance with the injunction, represented a decrease of approximately R$142,560 in CEMIG's net liabilities. However, because the methodology to be used to calculate CEMIG's rights and obligations is still pending legal discussion, the Company opted to keep the amounts recorded according to ANEEL Resolution No. 447. The difference between the amounts paid and provisioned is recorded under Current liabilities, as Suppliers.


9) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through the CRC Credit Assignment Contract, pursuant to Law No. 8,724/93. This balance is payable monthly, over 17 years beginning June 1, 1998, accrues annual interest of 6% and is subject to restatement based on the IGP-DI (General Price Index).

In 2002, CEMIG entered into the following amendments with the Minas Gerais State Government:

(a) Second Amendment of the CRC Credit Assignment Contract, signed on October 14, 2002

This Amendment refers to 149 installments, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,466,513, as of September 30, 2003. These installments are subject to annual interest of 6% and are restated based on the IGP-DI.

Due to the non-inclusion in the Second Amendment of effective guarantees that would assure the realization of the aforementioned credit, CEMIG recorded an allowance for losses in 2002 that represents the total amount referred to in the Second Amendment.

Due to the full allowance recorded on April 1 2002, the financial income related to monetary variation and interest on the Second Amendment, from January to September 2003 and April to September 2002, in the amount of R$145,245 and R$ 115,657, respectively, did not impact the statement of income for 2003 and 2002, considering that a provision for loss was recorded in the same amount. However, in compliance with Brazilian tax legislation, CEMIG has recorded the federal taxes payable on the mentioned financial income.

The installments under the Second Amendment, due from January 1 to October 1, 2003, totaling R$140,700, including monetary restatement, interest and late fees were not paid. Company management is negotiating the collection of the aforementioned past due amount with the State Government, under the conditions established by the contract.

(b) Third Amendment of the CRC Credit Assignment Contract, signed on October 24, 2002

CEMIG and the State Government signed the Third Amendment in order to reschedule the payment of the installments originally due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments, totaling R$874,145, including interest and late fees, as of September 30, 2003, were renegotiated with an annual interest rate of 12.00% per year and monetary restatement based on the IGP-DI. The installments will be paid in 149 monthly payments from January 2003 to May 2015. The Third Amendment also established a guarantee which now allows the Company to retain dividends and interest on capital to be paid to the State Government, as a Company shareholder.

The installments of the Third Amendment, due from January 1 to October 1, 2003, totaling R$108,652, including monetary variation, interest and late fees, were not paid. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

The projection of the Company's future operations indicates that the dividends attributable to the State Government will be sufficient, in the long-term, to assure the full realization of the credit related to the Third Amendment.

The Company has recorded under Current Liabilities, interest on capital, related to 2002, to be paid to the State Government in the amount of R$50,418 by December 2003. Part of this liability, in the amount of R$27,918 should be used to settle the CRC overdue credits.

Management will monitor future events which may impact the Company's dividend payment projections, in order to conclude if the above-mentioned guarantee is still effective or if an additional allowance under the Third Amendment is necessary.

10) INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Tax credits

The Company and its subsidiaries have income tax credits recorded as noncurrent assets, at a 25% rate and social contribution tax credits recorded at a 9% rate. The composition of the balances is as follows:

                                                            Consolidated                       Company
                                                   --------------------------------  -----------------------------
                                                      September        June 30,        September       June 30,
                                                      30, 2003           2003          30, 2003          2003
                                                   --------------    --------------  --------------  -------------
     Tax credits on:
      Tax loss carryforwards                           154,434           181,206        135,028         162,306

      Employee post-retirement benefits                 50,789            56,723         50,789          56,723

      Reserve for contingencies                         77,400            75,372         77,400          75,372

      Provision for losses on the realization of
         the special rate adjustment                    71,330            67,521         71,330          67,521

      Provision for voluntary termination program
         - PDV                                           9,214             8,611          9,214           8,611

      Allowance for doubtful accounts                   39,195            27,967         38,647          27,183

      Provision for PASEP/COFINS - Special Rate
         Adjustment                                     26,544            26,068         26,544          26,068

      Other                                             14,194            10,023         13,719           9,627
                                                   --------------    --------------  --------------  -------------
                                                       443,100           453,491        422,671         433,411
                                                   ==============    ==============  ==============  =============


CEMIG's Board of Directors approved, on March 27, 2003, the analysis made by CEMIG's Financial and Investor Relations Office on the projected future results of operations, discounted to present value. According to such analysis, the Company may be able to realize the tax credits set forth above over a maximum period of ten years, in compliance with CVM Resolution No. 371, published on June 27, 2002. CEMIG's Fiscal Council, on March 27, 2003, received such study for consideration.

In accordance with CEMIG's estimates, future taxable income is expected to permit realization of the tax credits, recorded as of September 30, 2003, as follows:

                                                Consolidated       Company
                                               --------------   --------------
         2003                                        63,484           63,484
         2004                                       125,747          124,719
         2005                                        41,143           38,823
         2006                                        34,706           31,020
         2007                                        36,781           32,813
         2008 to 2010                               126,066          116,639
         2011 to September, 2013                     15,173           15,173
                                               --------------   --------------
                                                    443,100          422,671
                                               ==============   ==============

As of September 30, 2003, CEMIG has tax credits not recognized in its financial statements, in the amount of R$13,041 (R$15,084 as of June 30, 2003), resulting from Management's estimates that certain obligations, due to their nature, will be realized over ten years.

Infovias has tax credits not recognized in its financial statements, in the amount of R$6,516 as of August 31, 2003 (R$5,814 as of May 31, 2003),
resulting from Management's estimates of future taxable income approved by the Company's Board of Directors.

(b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense/benefit of income tax (25% rate) and social contribution tax (9% rate) and the expense/benefit presented in the statement of income is as follows:

                                                                        Consolidated                   Company
                                                                 ----------------------------  -------------------------
                                                                   Nine-month period ended     Nine-month period ended
                                                                        September 30,               September 30,
                                                                 ----------------------------  -------------------------
                                                                      2003           2002          2003          2002
                                                                 --------------  ------------  ------------  -----------
Income (loss) before taxes on income                                1,292,281    (1,407,912)    1,278,531    (1,383,184)

Income and social contribution tax (expenses) benefits - nominal     (439,376)      478,690      (434,701)      470,283

Tax effects on:

   Interest on capital                                                      -        40,800             -        40,800

   Allowance for extraordinary losses on receivable from State
    Government                                                              -      (355,411)            -      (355,411)

   Allowance for losses on monetary restatement of receivables
    from State Government                                             (49,383)      (39,323)      (49,383)      (39,323)

   Reversal of social contribution tax on additional monetary
    restatement                                                        (4,823)       (6,950)       (4,823)       (6,950)

   Equity pick-up in subsidiaries                                           -             -         9,503        (6,685)

   Contributions and grants not deductible                             (2,533)       (3,559)       (2,533)       (3,559)

   Social contribution rate adjustment                                      -        12,921             -        12,921

   Fiscal incentive                                                     4,135             -         4,135             -

   Other                                                               11,852          (359)       12,434           203
                                                                 --------------  ------------  ------------  -----------
 Income and social contribution tax (expenses) benefits in
   income statement                                                  (480,128)      126,809      (465,368)      112,279
                                                                 ==============  ============  ============  ===========


11) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PLAN

Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers for areas affected by the Electricity Rationing Plan in effect during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee. The balances related to the bonus, costs and surcharge, to be reimbursed by the Federal Government, are as follows:

                                                                                       Consolidated and Company
                                                                                   ---------------------------------
                                                                                    September 30,        June 30,
                                                                                        2003               2003
                                                                                   ---------------    --------------
Bonus paid to consumers that consumed less than the consumption target                    23,449            23,449
Costs incurred related to the adoption of the Electricity Rationing Plan in
   excess of the 2.00% surcharge on consumer tariffs                                      15,140            22,107
                                                                                   ---------------    --------------
                                                                                          38,589            45,556
                                                                                   ---------------    --------------

Current                                                                                   15,140            22,107
Noncurrent                                                                                23,449            23,449
                                                                                   ===============    ==============

Part of the surcharges, in the amount of R$23,449, were not collected from consumers since they were subject to a judicial dispute during the Electricity Rationing Plan. As a result, ANEEL has not reimbursed the Company for the bonuses relating to the unbilled surcharge. This issue is under negotiation with the Ministry of Mines and Energy. Management does not expect losses on the realization of this amount.

In conformity with ANEEL Resolution No. 600, dated October 31, 2002, the operation costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumer tariffs is being recovered through a rate increase in effect since April 8, 2003.

12) RECEIVABLES FROM THE FEDERAL GOVERNMENT - REVENUE LOSSES FROM LOW-INCOME CONSUMERS

The new classification criteria, established by the Federal Government, for low income consumers resulted in a decrease in distributors' revenues from electricity sales to final customers, including CEMIG, due to the lower rate applied to those customers. The Federal Government, through Centrais Eletricas Brasileiras S.A. - Eletrobras, is reimbursing the distributors for billing losses incurred since May 2002.

In July 2003, Eletrobras reimbursed CEMIG for billing losses incurred during the period from May 2002 to May 2003 in the amount of R$79,838. The funds were used to pay off part of the financing previously approved by Eletrobras in the amount of R$34,959 and to pay part to the Energy development account in the amount of R$44,879.

The amount recorded as of September 30, 2003 refers to billing losses incurred during the period from June 2003 to September 2003. A portion of the billing losses, in the amount of R$15,870, was reimbursed by Eletrobras in October 2003.


13)  INVESTMENTS

                                                          Consolidated                     Company
                                                   -----------------------------------------------------------
                                                   September 30,     June 30,    September 30,       June 30,
                                                       2003            2003           2003            2003
                                                   -------------   ------------  --------------   ------------
Equity in subsidiaries
     Empresa de Infovias S.A.                                -             -          240,359         248,409
     Companhia de Gas de Minas Gerais - GASMIG               -             -          101,160          92,280
     Usina Termica Ipatinga S.A.                             -             -           77,993          77,458
     Sa Carvalho S.A.                                        -             -          100,022          97,522
     Horizontes Energia S.A.                                 -             -           63,555          64,258
     Cemig Capim Branco Energia S.A.                         -             -           16,224          15,790
     Cemig PCH S.A.                                          -             -           28,537          23,023
     UTE Barreiro S.A.                                       -             -            4,957           4,764
     Efficientia S.A.                                        -             -            2,126           1,903
     Cemig Trading S.A.                                      -             -               10              10
                                                   -------------   ------------  --------------   ------------
                                                             -             -          634,943         625,417

In consortiums for power plant construction            754,474       717,095          738,254         701,320
Goodwill on purchase of Infovias                         9,510         9,510            9,510           9,510
Other investments                                       12,799        10,379            8,988           6,517
                                                   -------------   ------------  --------------   ------------
                                                       776,783       736,984        1,391,695       1,342,764
                                                   =============   ============  ==============   ============


(a) The principal information related to consolidated subsidiaries as of September 30, 2003, is as follows:

                                                                                             Nine-month
                                                                                            period ended
                                                             September 30,                  September 30,
                                                                  2003                          2003
                                                -----------------------------------------  ----------------
                                                   Cemig                    Shareholders'    Net income
    Subsidiaries                                 Interest - %    Capital        equity          (loss)
                                                -------------  -----------  -------------  ----------------
    Empresa de Infovias S.A. *                       99.92       291,000       222,624          (10,351)
    Companhia de Gas de Minas Gerais -GASMIG *       95.19        46,067       106,270           18,612
    Usina Termica Ipatinga S.A.                     100.00        74,633        77,993            3,273
    Sa Carvalho S.A.                                100.00        86,833       100,022           16,345
    Horizontes Energia S.A.                         100.00        62,871        63,555             (703)
    Cemig Capim Branco Energia S.A.                 100.00             1        16,224                -
    Cemig PCH S.A.                                  100.00             1        28,537                -
    UTE Barreiro S.A.                               100.00             1         4,957                -
    Efficientia S.A.                                100.00            10         2,126           (1,003)
    Cemig Trading S.A.                              100.00            10            10                -

(*) Information as of August 31, 2003.

Income derived from equity in subsidiaries for the first nine months of 2003 includes a R$2,641 credit, resulting from the Company's calculation of its equity in subsidiaries in its December 31, 2002 financial statements using preliminary financial statements.

As of September 30, 2003, CEMIG had advances for a capital increase not yet converted into equity in Infovias in the amount of R$17,906, recorded as Investments.

Infovias started operations in January 2001 and its subsidiary WAY TV Belo Horizonte S.A. in 2002. These businesses are considered strategic for CEMIG's existing infrastructure. The telecommunications business will require additional investments to be considered complete and competitive. Periodic evaluations of Infovias and WAY TV Belo Horizonte S.A. are performed, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as for determining the need for an impairment reserve for this investment. Currently, available projections do not reveal the need for such an impairment reserve.

The special review report for the quarterly information as of September 30, 2003 of the independent accountants of Infovias is not yet completed. The independent accountants' special review report on the quarterly information of Infovias, as of June 30, 2003, included comments on: (i) deferred income and social contribution taxes and the maintenance of the recoverable State VAT - ICMS, whose realization is based on future taxable income and the continuity of the investment plan; and (ii) the need for additional resources from shareholders or third parties to fund its operations, as well as to ensure the recoverability of its assets at the recorded amounts in its financial statements, until Infovias' own operating revenues are enough to absorb these amounts. The mentioned comments are applicable to Infovias and its controlled company, Way TV Belo Horizonte S.A.

The Company has signed agreements with Infovias for the lease of CEMIG's network infrastructure, intra-company data transmission services, geo-referenced information and data supply. These agreements are still subject to approval by ANEEL.

ANEEL may seek to impose a fine relating to such agreements if it concludes that they are not in compliance with ANEEL regulations. The maximum penalty is a fine, in an amount equal to 2% of the Company's gross revenues during the 12-month period immediately prior to the imposition of such fine. Management believes that it has a meritorious defense against ANEEL in relation to this matter. Additionally, ANEEL may impose restrictions on the agreements' terms and conditions.

(b) Consortiums

CEMIG and its subsidiary, Cemig Capim Branco Energia S.A. are partners with other companies in certain consortiums for electricity generation projects. The consortiums, which are not separate legal entities, were created to manage related concession contracts. The Company and its subsidiary maintain accounting records of their share in the consortiums assets, as follows:

                                                 CEMIG's         Annual
                                              participation      average
                                                in energy     depreciation     September 30,      June 30,
                                               generation         rate             2003             2003
                                              --------------  --------------  ---------------  ---------------
Company
   In Operation
     Porto Estrela Hydroelectric Power Plant     33.33%           2.49%               38,625           38,625
     Igarapava Hydroelectric Power Plant         14.50%           2.56%               54,457           54,457
     Funil Hydroelectric Power Plant             49.00%           2.49%              171,781          160,014
     ( - )Accumulated depreciation                                                    (6,869)          (6,304)
                                                                              ---------------  ---------------
   Total in operation                                                                257,994          246,792

   Under Construction
     Queimado Hydroelectric Power Plant          82.50%                              181,474          170,336
     Aimores Hydroelectric Power Plant           49.00%                              298,786          284,192
                                                                              ---------------  ---------------
   Total under construction                                                          480,260          454,528
                                                                              ---------------  ---------------
Total Company                                                                        738,254          701,320

Cemig Capim Branco S.A.
      Capim Branco Hydroelectric Power
        Plants I and II                          21.05%                               16,220           15,775
                                                                              ---------------  ---------------
Total Consolidated                                                                   754,474          717,095
                                                                              ===============  ===============

The realization of the consortiums' investments will occur simultaneously with depreciation on the consortiums' assets, under property, plant and equipment, calculated on a straight-line basis, according to rates established by ANEEL.


14) PROPERTY, PLANT AND EQUIPMENT

                                      Annual                Consolidated                         Company
                                     average       -------------------------------   -------------------------------
                                   depreciation     September 30,      June 30,       September 30,      June 30,
                                    rate - %            2003             2003             2003             2003
                                  -------------    ---------------   -------------   ---------------   -------------
   In service
      Generation-
        Hydroelectric                   2.47            5,516,222       5,515,358         5,367,843       5,366,978
        Thermoelectric                  1.83              217,112         216,708           132,528         132,124

      Transmission                      3.08            1,088,480       1,089,967         1,088,480       1,089,967

      Distribution                      5.21            6,906,926       6,805,836         6,906,926       6,805,836

      Administration                    9.63              269,668         272,041           269,166         271,567

      Telecom                           7.79              334,723         322,418                 -               -

      Gas                               5.96               64,906          64,309                 -               -
                                                   ----------------  --------------  ----------------  --------------
                                                       14,398,037      14,286,637        13,764,943      13,666,472
   Accumulated depreciation and
      amortization
      Generation                                       (2,236,085)     (2,200,447)       (2,211,097)     (2,178,563)

      Transmission                                       (487,838)       (480,469)         (487,838)       (480,469)

      Distribution                                     (2,835,756)     (2,777,471)       (2,835,756)     (2,777,471)

      Administration                                     (148,701)       (146,426)         (148,662)       (146,402)

      Telecom                                             (43,357)        (35,082)                -               -

      Gas                                                 (18,442)        (17,136)                -               -
                                                   ----------------  --------------  ----------------  --------------
                                                       (5,770,179)     (5,657,031)       (5,683,353)     (5,582,905)
                                                   ----------------  --------------  ----------------  --------------
      Total in service                                  8,627,858       8,629,606         8,081,590       8,083,567
                                                   ----------------  --------------  ----------------  --------------

   Construction in progress-
      Generation                                          436,124         354,525           398,986         323,282

      Transmission                                        102,478          76,842           102,478          76,842

      Distribution                                        363,258         419,438           363,258         419,438

      Administration                                       32,898          37,731            32,898          37,731

      Telecom                                              11,138          22,438                 -               -

      Gas                                                  28,914          23,692                 -               -
                                                   ----------------  --------------  ----------------  --------------
    Total construction in progress                        974,810         934,666           897,620         857,293
                                                   ----------------  --------------  ----------------  --------------
                                                        9,602,668       9,564,272         8,979,210       8,940,860
                                                   ----------------  --------------  ----------------  --------------
    Special liabilities                                (1,647,363)     (1,618,607)       (1,647,363)     (1,618,607)
                                                   ----------------  --------------  ----------------  --------------
    Total                                               7,955,305       7,945,665         7,331,847       7,322,253
                                                   ================  ==============  ================  ==============


Special liabilities refers primarily to consumers' contributions to support construction necessary to meet energy supply orders. Our obligation to satisfy these special liabilities depends on ANEEL's disposition at the end of the distribution concessions through reduction of the residual value of property, plant and equipment to define the value that the Federal Government will pay to the concessionaires. According to accounting principles and electric energy sector legislation in effect in Brazil, these amounts are not subject to restatement, amortization or depreciation.

15) SUPPLIERS


                                                           Consolidated                       Company
                                                  ------------------------------   ------------------------------
                                                   September 30,       June 30,      September 30,      June 30,
                                                       2003             2003             2003            2003
                                                  --------------    ------------   ---------------   ------------
Current
Electricity supply
 Eletrobras - Energy from Itaipu                        421,034         413,737           421,034        413,737
 Furnas                                                  51,494          44,004            51,494         44,004
  Wholesale Energy Market - MAE                               -         397,563                 -        397,593
  Wholesale Energy Market - MAE - judicial claim        142,560         134,509           142,560        134,509
  Transfer to generators                                 80,803          79,645            80,803         79,645
  Other                                                  39,350          32,786            39,350         32,786
                                                  ---------------   -------------  ----------------  -------------
                                                        728,539       1,102,244           728,539      1,102,244
Supplies and services                                    81,948         100,102            53,526         68,263
                                                  ---------------   -------------  ----------------  -------------
                                                        810,487       1,202,346           782,065      1,170,507
                                                  ===============   =============  ================  =============
Long term
Electricity supply -
  Transfer to Generators                                345,944         333,974           345,944        333,974
                                                  ===============   =============  ================  =============

In February 2003 and July 2003, the Company paid R$335,482 and R$372,545, respectively, related to the MAE, as described in Note 8.

Any differences between CEMIG's estimates and the effective values and judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in effect, may change the recorded amounts related to the MAE.

As of September 30, 2003, CEMIG had overdue amounts to be paid to Eletrobras, subject to exchange variation and monthly interest of 1%, relating to the purchase of energy from Itaipu, in the amount of R$210,588 (R$236,414 as of June 30, 2003).


16) TAXES PAYABLE

                                                           Consolidated                       Company
                                                  ------------------------------   ------------------------------
                                                   September 30,       June 30,      September 30,      June 30,
                                                       2003             2003             2003            2003
                                                  --------------    ------------   ---------------   ------------
Current
   Income tax                                          94,909           84,670           91,982         83,958
   Social contribution tax                             43,145           38,961           40,630         37,025
   State VAT - ICMS                                   164,463          157,179          161,989        155,265
   COFINS - Tax on revenue                             32,877           32,091           32,120         31,300
   PASEP - Tax on revenue                              14,446           13,594           14,064         13,185
   INSS - social security                               8,675            8,799            8,638          8,510
   Other                                                6,080           11,596            5,153          4,838
                                                  --------------    ------------   ---------------   ------------
                                                      364,595          346,890          354,576        334,081
                                                  ==============    ============   ===============   ============
Long Term
   Deferred obligations
     Income tax                                       362,533          334,878          362,533        334,878
     Social contribution tax                          130,512          120,557          130,512        120,557
     COFINS                                            46,378           45,870           46,378         45,870
     PASEP                                             24,181           23,635           24,181         23,635
                                                  --------------    ------------   ---------------   ------------
                                                      563,604          524,940          563,604        524,940
   Tax credits
     Income tax                                      (111,894)        (148,979)        (111,894)      (148,979)
     Social contribution tax                          (40,282)         (53,633)         (40,282)       (53,633)
     COFINS                                                 -                -                -              -
     PASEP                                             (5,544)          (5,143)          (5,544)        (5,143)
                                                  --------------    ------------   ---------------   ------------
                                                     (157,720)        (207,755)        (157,720)      (207,755)
                                                  --------------    ------------   ---------------   ------------
                                                      405,884          317,185          405,884        317,185
                                                  ==============    ============   ===============   ============


The federal taxes recorded under long-term liabilities refer to net deferred obligations and rights on assets and liabilities in accordance with the General Agreement of Electricity Sector, which are due according to the realization of these assets and liabilities.

The reduction in deferred tax credits in the third quarter of 2003 was due to the payment of obligations by CEMIG related to the MAE energy transactions during the period which the Electricity Rationing Plan was in effect. Therefore, the tax credits were used to compensate the payments of federal taxes.


17) LOANS, FINANCING AND DEBENTURES



                                                                                                     June 30,
                                                                September 30, 2003                     2003
                                                 ------------------------------------------------   -----------
                                                                             Long
                                                     Current Portion         Term
                                                 -----------------------   ---------

                    LENDERS                       Principal    Interest    Principal     Total         Total
------------------------------------------------ -----------  ----------   ---------   ---------    ------------
 IN FOREIGN CURRENCY
 ABN AMRO Bank - N. V.                               19,489         643       19,489      39,621        38,302
 Banco BNL do Brasil S.A.                                 -          13       16,058      16,071        15,789
 Banco do Brasil S.A. - Various Bonds                16,365       7,077      237,778     261,220       256,736
 Banco do Brasil S.A.  II                            40,148         208            -      40,356        80,248
 Banco do Brasil S.A.  III                                -       5,392      116,936     122,328       116,594
 Banco do Brasil S.A.  IV                           103,781       6,295            -     110,076       103,235
 -Inter-American Development Bank - IDB              14,834         411       18,209      33,454        40,551
 Banco Itau - S.A.  I                                24,362         282      121,808     146,452       147,133
 Banco Itau - S.A.  II                               19,489       1,016       48,723      69,228        67,337
 Banco Itau - BBA (MAE)  III                        121,591       1,180            -     122,771             -
 Banco Itau - BBA  IV                                89,636         632            -      90,268             -
 Citibank N.A  I                                          -           -            -           -        22,155
 Citibank N.A  II                                    33,911         179            -      34,090        68,142
 Citibank N.A  III                                        -       1,429       32,158      33,587        32,046
 Citibank N.A  IV                                    15,188         496       15,189      30,873        29,848
 KFW                                                  2,255         353       28,141      30,749        29,489
 Lloyds Tsb Bank Plc                                  7,309         481        7,309      15,099        14,513
 Siemens LTDA.  I                                    23,203           -       23,203      46,406        58,375
 Siemens LTDA.  II                                   91,596       1,489            -      93,085       180,384
 ING Bank - Eurobonds                                     -       2,703       78,981      81,684        78,439
 Other                                               14,491       1,401       59,569      75,461        72,952
                                                 -----------  ----------   ---------   ---------    ------------
        Total foreign currency financing            637,648      31,680      823,551   1,492,879     1,452,268

 IN LOCAL CURRENCY
 BNDES (MAE)                                         75,204       4,333      414,211     493,748       328,062
 Unibanco (MAE)                                     100,000       5,856            -     105,856             -
 Centrais Eletricas Brasileiras S.A. - ELETROBRAS    77,325         656      276,627     354,608       403,989
 Debentures  I                                            -      99,355      849,626     948,981       910,669
 Debentures  II                                           -           -       27,319      27,319        27,010
 Large Consumers - TELEMIG/ C.V.R.D.                  2,765       2,030        3,770       8,565         7,789
 UHESC S.A.                                               -       5,643       47,384      53,027        50,686
 Other                                                7,742       3,105       58,131      68,978        64,037
                                                 -----------  ----------   ---------   ---------    ------------
         Total local currency financing             263,036     120,978    1,677,068   2,061,082     1,792,242
                                                 -----------  ----------   ---------   ---------    ------------
 Escrow  accounts (1)                               (95,133)          -      (99,665)   (194,798)    (170,979)
                                                 -----------  ----------   ---------   ---------    ------------
                 TOTAL COMPANY                      805,551     152,658    2,400,954   3,359,163     3,073,531
                                                 -----------  ----------   ---------   ---------    ------------

 CONSOLIDATED
 MBK Furukawa Sistemas S.A.                          18,256       2,741       73,004      94,001        91,632
 UTE Barreiro                                            68          24        1,289       1,381         1,357
 Other                                                2,039           -        3,616       5,655         6,405
                                                 -----------  ----------   ---------   ---------    ------------
               TOTAL CONSOLIDATED                   825,914     155,423    2,478,863   3,460,200     3,172,925
                                                 ===========  ==========   =========   =========    ============


According to the above table, the Interest and maturity dates of loans, financing and debentures of CEMIG are as follows:

                                                            Payments of       Annual Interest
                         LENDERS                             Principal           rates (%)                Currency
 ---------------------------------------------------------  -----------    ---------------------   ----------------------
 IN FOREIGN CURRENCY
 ABN AMRO Bank - N. V.                                        2003/2005          Libor + 4.25                US$
 Banco BNL do Brasil S.A.                                     2004/2005          Libor + 0.50                US$
 Banco do Brasil S.A. - Various Bonds                         1997/2024            Various                   US$
 Banco do Brasil S.A.  II                                       2004             Libor + 3.13                US$
 Banco do Brasil S.A.  III                                      2004                10.38                    US$
 Banco do Brasil S.A.  IV                                       2003                16.00                    US$
 -Inter-American Development Bank - IDB                       1984/2006          4.00 to 7.67       US$+ Unit of account
 Banco Itau - S.A.  I                                         2004/2007          Libor + 3.25                US$
 Banco Itau - S.A.  II                                        2002/2004          Libor + 2.45                US$
 Banco Itau - BBA (MAE)  III                                    2003                 3.97                    US$
 Banco Itau - BBA  IV                                           2004               Various                   US$
 Citibank N.A  I                                              2001/2003          Libor + 2.84                US$
 Citibank N.A  II                                             2002/2004          Libor + 5.50                US$
 Citibank N.A  III                                              2004                10.00                    US$
 Citibank N.A  IV                                             2003/2005          Libor + 4.25                US$
 KFW                                                          2001/2016              4.50                   EURO
 Lloyds Tsb Bank Plc                                          2002/2004          Libor + 6.00                US$
 Siemens LTDA.  I                                             2003/2004          Libor + 4.25                US$
 Siemens LTDA.  II                                            2003/2005              9.97                    US$
 ING Bank - Eurobonds                                           2004                 9.13                    US$
 Other                                                        1997/2007            Various                 Various

 IN LOCAL CURRENCY
 BNDES (MAE)                                                  2003/2008          SELIC + 1.00                R$
 Unibanco - (MAE)                                               2003              CDI + 2.00                 R$
                                                                             IGP-M. FINEL. UFIR +
 Centrais Eletricas Brasileiras S.A. - ELETROBRAS             1995/2023          5.00 a 10.00                R$
 Debentures  I                                                2005/2006         IGP-M + 12.70                R$
 Debentures  II                                                 2027                IGP-M                    R$
 Large Customers - TELEMIG/ C.V.R.D.                          1982/2011            Various                   R$
 UHESC S.A.                                                     2005            IGP-M + 14.66                R$
 Other                                                        1994/2007            Various                   R$

 CONSOLIDATED
 MBK Furukawa Sistemas S/A                                    2002/2008          Libor + 5.45                US$
 Toshiba do Brasil S.A.                                       2002/2009          Libor + 6.00                US$
 Other                                                        2002/2009            Various                   R$

The composition of financing by currency and local currency by index is as follows:

                                                       Consolidated                         Company
                                              --------------------------------  --------------------------------
                                                 September         June 30,        September        June 30,
                                                 30, 2003            2003          30, 2003           2003
                                              ---------------  ---------------  ---------------  ---------------
 Currency -
   U.S. dollar                                   1,488,424        1,439,475        1,393,042        1,346,486
   EURO                                             65,809           66,597           65,809           66,597
   Unit of account (basket of currencies)           31,509           39,185           31,509           39,185
   Other                                             2,519                -            2,519                -
                                              ---------------  ---------------  ---------------  ---------------
                                                 1,588,261        1,545,257        1,492,879        1,452,268
 Indexes -
   Indice Geral de Precos - IGP-M (General
   Price Index)                                  1,139,757        1,107,713        1,139,957        1,107,713
   Indice Interno da Eletrobras - FINEL
   (Eletrobras Internal Index)                     142,717          146,478          142,717          146,478
   UFIR (Tax Reference Unit)                       115,443          152,813          115,443          152,813
   SELIC (Brazilian benchmark interest rate)       493,748          328,062          493,748          328,062
   Other                                           175,072           63,581          169,417           57,176
                                              ---------------  ---------------  ---------------  ---------------
                                                 2,066,737        1,798,647        2,061,082        1,792,242
 Escrow accounts (1)
   Income based on CDI (Interbank
     certificate of deposit)                       (48,850)         (54,982)         (48,850)         (54,982)
   Income based on U.S. dollar variation          (145,948)        (115,997)        (145,948)        (115,997)
                                              ---------------  ---------------  ---------------  ---------------
                                                  (194,798)        (170,979)        (194,798)        (170,979)
                                              ---------------  ---------------  ---------------  ---------------
                                                 3,460,200        3,172,925        3,359,163        3,073,531
                                              ===============  ===============  ===============  ===============

(1) Refers to restricted use funds for payment of foreign currency-denominated financing, in compliance with Banco Central do Brasil - BACEN (Brazilian Central Bank) Resolution No. 2,515 of June 29, 1998.

The variations in the principal currencies and indices used to restate the loans, financing and debentures are as follows:

                                                                                                           Variation
                              Variation      Variation from                            Variation from    from January
                             from July 1      January 1 to                               July 1 to          1 to
                             to September    September 30,                              September 30,      September
                               30, 2003           2003                                      2003           30, 2003
         Currency                 %                %                  Indices                 %                %
--------------------------  --------------  ----------------  ----------------------  ----------------  ----------------
                                                              Indice Geral de Precos
                                                              - IGP-M
 U.S. dollar                    1.79           (17.26)        (General Price Index)        1.14             7.11
                                                              Indice Interno da
                                                              Eletrobras - FINEL
                                                              (Eletrobras Internal
 Euro                           3.09            (7.78)        Index)                       0.23             1.40
 Unit of account (Basket                                      SELIC (Brazilian
 of currencies)                 1.37            3.63          benchmark interest rate)     5.63            18.10


Two of the Company's financing contracts with a single lender, in the total amount of R$340,058 as of September 30, 2003, of which R$244,673 is classified under long-term liabilities, contains certain financial covenants, which CEMIG has not complied with. Such noncompliance may cause the amounts owed under the contract to become immediately due. In addition, the Company has financing contracts that contain cross-default clauses. The Company has obtained a waiver from the creditor that is party to such contracts containing the debt covenants which the Company has not satisfied. The waiver affirms that such creditor will not exercise its rights to demand compliance with accelerated or immediate payment of the total amounts due as of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003.

The Company believes that such noncompliance of debt covenants was an unusual event, and that its operations for the next quarters will allow for total compliance with of all debt covenants. In order to avoid acceleration, the aforementioned waiver must be maintained in effect until the original terms of the contracts are fully met. Financing and debentures are classified as current and long-term liabilities according to the original contract terms, in light of the waiver obtained.

Infovias' financing contract from MBK Furukawa Sistemas S.A. / Unibanco, in the amount of R$94,001 as of August 31, 2003, of which R$73,004 is classified under long-term liabilities, contains certain covenants, which Infovias has not complied with. Such noncompliance may cause the amount owed under the contract to become immediately due. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due. The waiver obtained must be renewed every quarter until the original terms of the restricted clauses are met. This financing is classified as current and long-term liabilities according to the original terms of the respective contracts, in light of the waiver obtained. CEMIG guarantees this contract and any payments made by CEMIG will be converted into preferred shares of Infovias.

18)  RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are parties to certain legal proceedings in Brazil arising from the normal course of business and relating to tax, labor, civil and other issues.

The Company's management believes that any loss in excess of the amounts provided for, in respect of such contingencies, will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which a favorable outcome has been deemed remote, the Company has fully recognized provisions for potential losses, as follows:

                                                 Consolidated and Company
                                            -----------------------------------
                                               September 30,        June 30,
                                                   2003              2003
                                            ------------------  ---------------
   Labor claims                                       87,111           81,772
   Civil lawsuits - Consumers                         95,152           95,000
   Social contribution tax                           107,778          102,797
    Finsocial (tax on revenue)                        19,897           19,726
    Civil lawsuits - Others                           30,337           30,289
    Other                                             31,652           27,831
                                            ------------------  ---------------
                                                     371,927          357,415
                                            ==================  ===============

Certain details relating to such reserves are as follows:

(a)  Labor claims

     The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$108,889 as of September 30, 2003 (R$102,215 as of June 30, 2003). The
     Company recorded during the period from January to September, 2003 a provision in the amount of R$17,405 (R$9,661 during the period from January to September 2002). CEMIG determines the amounts to be reserved based on the nature of the group of claims and the most recent court decisions.

(b)  Civil lawsuits - Consumers

     A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

     The total estimated exposure to the Company for those claims, fully provided for, was R$95,152 as of September 30, 2003 (R$95,000 as of June 30, 2003). This amount is fully provisioned.

(c)  Social contribution tax

     The Company is deducting the amounts of depreciation, amortization and write-off of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$107,778, as of September 30, 2003 (R$102,797 as of June 30, 2003). This amount is fully provisioned.

 (d) Finsocial

     In 1994, CEMIG was fined by the Brazilian federal tax authorities for the exclusion of State VAT from the Finsocial calculation, a tax on revenue extinguished in 1992. The Company estimated that its potential exposure in this matter is approximately R$19,897 as of September 30, 2003 (R$19,726 as of June 30, 2003). This amount is fully provisioned.

(e)  Other

     Other reserves are related to a number of lawsuits involving the Federal Government, in which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

(f)  Legal proceedings in which a favorable outcome is probable

     CEMIG has other relevant legal proceedings for which the Company considers a favorable outcome to be probable. Certain details relating to such matters are as follows:

     (i) Litigation involving FORLUZ

     The Company is defending, together with Fundacao Forluminas de Seguridade Social - FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$658,931. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

     Sindieletro is contesting FORLUZ for changing the pension fund's contribution adjustment index from the IGP-DI to the IPCA - IPEAD (consumer price index calculated by Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University). The total amount sought in this claim is R$289,818. Since the Company believes that FORLUZ has a meritorious defense to such claim, no reserve has been recorded for this potential claim.

     (ii) Income and social contribution taxes on post- retirement benefits

     On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the restated amount of R$243,959, arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities. The additional employee post-retirement benefits liabilities that resulted from the accounting change were recognized in the revised fiscal years, resulting in net operating tax losses and social contribution tax carryforwards. No reserve has been recorded as a result of this notice, since the Company believes that the procedures which generated the tax credits are legally sound.

     The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2001 and 2002. Due to this offset, CEMIG was exposed to additional penalties in the amount of R$192,039. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds, which support the procedures adopted.

     In 2003, Brazilian Federal Tax Authorities, after performing an audit on the Company's Tax Returns, issued an assessment notice, in the amount of R$1,153,080, claiming that the Company did not pay all its tax liabilities related to the 1997-2001 Tax Returns. CEMIG presented an administrative defense requesting that such assessment notice be canceled as the Brazilian Federal Tax Authorities did not considered any of the Company's Amended Tax Returns, which have already been filed by the Company. Such Amended Tax Returns demonstrate that the Company has properly collected the tax liabilities challenged. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense to such claim, either under administrative or judicial courts.

     (iii) COFINS

     The Company began contesting the payment of COFINS (tax on revenue) in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$149,655 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claim. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

     (iv) Regulatory agency acts

     ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$202,813 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final decision against the Company. The Company believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto.

     (v) Settlement of the MAE obligations

     In December 2002, CEMIG filed a lawsuit against ANEEL and MAE contesting the amounts charged during the settlement process carried out by the MAE in December 2002 and January 2003. This process was intended to settle the outstanding amounts that the Company and other electric concessionaires owed to the MAE in connection with spot market energy purchases since September 2000.

     As a result of the lawsuit filed, CEMIG did not settle its outstanding MAE obligations at the date determined by the MAE. The Company has filed an additional lawsuit to prevent the imposition of a fine relating to the non-compliance with the MAE determination. Such fine, if imposed, would amount to approximately R$4,276. The Company expects to be successful in this lawsuit and, accordingly, no provision has been recorded for this contingency.

     (vi) Civil lawsuits - Consumers

     Various consumers have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers and the special rate adjustment. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that it has a meritorious defense and, therefore, no provision has been recorded for such claims.

     The Company is a defendant in some lawsuits contesting the Emergency Capacity Charge. The Company collects the Emergency Capacity Charge from its customers on behalf of Comercializadora Brasileira de Energia Eletrica - CBEE, a federal government agency set up to supply energy to utilities in the event of future shortages. It is not possible at the present time to estimate the amounts involved in these claims. No accrual has been recorded for these claims since the Company believes that it has a meritorious defense.

     The Company is a defendant, with Companhia Vale do Rio Doce - CVRD, Comercial e Agricola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that it has a meritorious defense to this lawsuit.

     The Company is also a defendant together with CVRD, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental license relating to Aimores hydroelectric power plant as well as the related concession. Management believes that it has a meritorious defense to this lawsuit.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation arising from the normal course of business. With respect to the litigation that CEMIG and its subsidiaries are named as defendants, management believes that it has an adequate defense against such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

19) EMPLOYEE POST-RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

Settled Benefit Plan ("Plan A") - Includes all retired participants who opted for this plan and the balances, as of the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

Defined Benefit Plan - Benefit plan adopted by FORLUZ until 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company. Only 55 retirees are enrolled in this plan.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

The changes in net post-retirement liabilities are as follows:


                                                       Pension plan and
                                                        supplementation
                                                         of retirement          Health care       Life insurance
                                                       ----------------         -----------       --------------
Net liabilities as of June 30, 2003                         1,315,044              202,660             259,695
Net periodic cost recorded in the income statement             (2,929)               6,383               8,423
Contributions paid                                            (76,123)              (4,134)               (500)
                                                       ----------------         -----------       --------------
Net liabilities as of September 30, 2003                    1,235,992              204,909             267,618
                                                       ================         ===========       ==============


Part of the deficit in FORLUZ's actuarial reserves in the amount of R$1,549,579 as of September 30, 2003 (R$1,601,007 as of June 30, 2003) was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"). Part of these amounts are restated annually according to the salary adjustment index for the Company's employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA - IPEAD, plus 6% per year.

(a) Changes in retirement criteria and other negotiations

In September 2003, CEMIG, Sindieletro and representative entities of retirees reached an agreement on changes related to the retiring criteria and other issues related to FORLUZ. The main changes were:

     o FORLUZ will withdraw minimum age retiring requirements, 55 and 53 for normal and special retirement, for employees and participants hired from January 24, 1978 to April 2, 1979. The Company will not give retroactive benefits to retired participants who had met such requirements.

     o FORLUZ will change Plan A rules in order to allow the payment of proportioned pension benefits to employees who reached a certain contribution period (30 and 25 years of contribution for men and women, respectively), who have not yet retired under the Official Social Security Program, and who opt to leave the Company.

     o CEMIG agreed to give a 3.67% additional increase in the benefits of Plan A, if Plan A surplus reaches a technical surplus higher than R$400 million by the end on 2003, to be applied retroactively to June 1, 2000. This change is due to the fact that some of FORLUZ's participants contested the change in the pension fund adjustment index from the IGP-DI to the IPCA - IPEAD, requesting an increase in the benefits arising from the difference between the two indexes.

The above mentioned changes will be in effect only after all the judicial claims filed by those entities related to those matters are withdrawn. The effects of those changes cannot yet be estimated by the Company nor by its independent actuaries and, therefore, will be recorded in the Company's financial statements as of December 31, 2003.


20) SHAREHOLDERS' EQUITY

The change in shareholders' equity is as follows:

     Balance as of June 30, 2003                                     6,216,459
     Net income for the quarter ended September 30, 2003               277,700
                                                                ----------------
     Balance as of September 30, 2003                                6,494,159
                                                                ================

In September 1999, the State Government filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda. On August 7, 2001, the Minas Gerais State Court of Appeals upheld the lower court ruling declaring the shareholders' agreement null and void. Southern Electric Brasil Participacoes Ltda. appealed the decision which was rejected by the Minas Gerais State Court of Appeals in October, 2001. Southern Electric Brasil Participacoes Ltda. has appealed the Court's latest decision.


21) ELECTRICITY SALES

The composition of electricity sales to final customers is as follows:


                                                                        Consolidated
                                    --------------------------------------------------------------------------------------
                                           (Not reviewed by independent accountants)
                                    -------------------------------------------------------
                                         No. of consumers                  MWh                               R$
                                    --------------------------  ---------------------------     --------------------------
                                      Nine-month period ended     Nine-month period ended         Nine-month period ended
                                            September 30,              September 30,                    September 30,
                                    --------------------------  ---------------------------     --------------------------
                                         2003          2002          2003          2002               2003         2002
                                    -------------  -----------  -------------  ------------     -------------  -----------
Residential                           4,697,553     4,586,863     4,896,586      4,710,103         1,704,185    1,275,029
Industrial                               68,657        67,668    16,129,649     16,425,089         2,081,996    1,601,054
Commercial                              520,389       512,666     2,515,268      2,415,082           748,629      568,137
Rural                                   361,561       332,427     1,298,083      1,230,838           238,093      179,967
Public authorities                       44,441        43,031       372,155        336,852           104,413       75,747
Public lighting                           2,163         2,661       747,015        657,449           132,000       94,568
Public services                           6,992         6,770       724,549        707,623           124,220       93,491
Own consumption                           1,321         1,358        40,436         37,032                 -            -
Unbilled, net                                 -             -             -              -            83,739       54,868
                                    -------------  -----------  -------------  ------------     -------------  -----------
                                      5,703,077     5,553,444    26,723,741     26,520,068         5,217,275    3,942,861
Supply to other concessionaires               5             4       207,690        244,117            15,119       15,168
MAE transactions                              -             -             -              -            34,985      473,964
                                    -------------  -----------  -------------  ------------     -------------  -----------
Total                                 5,703,082     5,553,448    26,931,431     26,764,185         5,267,379    4,431,993
                                    =============  ===========  =============  ============     =============  ===========


                                                                          Company
                                    --------------------------------------------------------------------------------------
                                           (Not reviewed by independent accountants)
                                    -------------------------------------------------------
                                         No. of consumers                  MWh                               R$
                                    --------------------------  ---------------------------     --------------------------
                                      Nine-month period ended     Nine-month period ended         Nine-month period ended
                                            September 30,              September 30,                    September 30,
                                    --------------------------  ---------------------------     --------------------------
                                         2003          2002          2003          2002               2003         2002
                                    -------------  -----------  -------------  ------------     -------------  -----------
Residential                           4,697,553     4,586,863     4,896,586     4,710,103        1,704,185     1,275,029
Industrial                               68,651        67,666    15,607,411    15,850,605        2,038,415     1,571,546
Commercial                              520,389       512,666     2,515,268     2,415,082          748,629       568,137
Rural                                   361,561       332,427     1,298,083     1,230,838          238,093       179,967
Public authorities                       44,441        43,031       372,155       336,852          104,413        75,747
Public lighting                           2,163         2,661       747,015       657,449          132,000        94,568
Public services                           6,992         6,770       724,549       707,623          124,220        93,491
Own consumption                           1,321         1,358        40,436        37,032                -             -
Unbilled, net                                 -             -             -             -           83,739        54,868
                                    -------------  -----------  -------------  ------------     -------------  -----------
                                      5,703,071     5,553,442    26,201,503    25,945,584        5,173,694     3,913,353
Supply to other concessionaires               5             4       207,690       244,117           15,119        15,168
MAE transactions                              -             -             -             -           34,793       473,964
                                    -------------  -----------  -------------  ------------     -------------  -----------
Total                                 5,703,076     5,553,446    26,409,193    26,189,701        5,223,606     4,402,485
                                    =============  ===========  =============  ============     =============  ===========


22) OTHER OPERATING REVENUES


                                                                    Consolidated                  Company
                                                              --------------------------  -------------------------
                                                               Nine-month period ended    Nine-month period ended
                                                                    September 30,              September 30,
                                                              -------------------------   -------------------------
                                                                  2003          2002          2003         2002
                                                              ------------  ------------  ------------  -----------
 Use of basic transmission network                               191,444       134,461       191,444      134,461
 Gas sales                                                       194,173       102,879             -            -
 Telecom and cable TV services                                    27,502         7,734             -            -
 Fuel usage quota                                                  6,505        27,216         6,505       27,216
 Regulated services                                                5,864         5,395         5,864        5,395
 Other services rendered                                          18,744        11,938        18,414       11,938
 Rent and leasing                                                 17,383        13,258        17,383       13,258
 Other                                                             1,134         1,429         1,134        1,429
                                                              ------------  ------------  ------------ ------------
                                                                 462,749       304,310       240,744      193,697
                                                              ============  ============  ============ ============



23) DEDUCTIONS FROM OPERATING REVENUES


                                                                    Consolidated                  Company
                                                              --------------------------  -------------------------
                                                               Nine-month period ended    Nine-month period ended
                                                                    September 30,              September 30,
                                                              -------------------------   -------------------------
                                                                  2003          2002          2003         2002
                                                              ------------  ------------  ------------  -----------
 State VAT - ICMS on sales to final consumers                  1,103,458       839,491     1,063,579      833,385
 COFINS - Tax on revenue                                         168,984       148,441       162,302      144,176
 Global reserve for reversion quota - RGR                        113,601       109,741       112,921      109,284
 PASEP - Tax on revenue                                           92,215        41,912        88,884       40,988
 Emergency capacity charge                                       194,463        44,602       191,716       44,299
 Other                                                             1,245           358           280          276
                                                              ------------  ------------  ------------ ------------
                                                               1,673,966     1,184,545     1,619,682    1,172,408
                                                              ============  ============  ============ ============



CEMIG collected, in the first half of 2003, retroactive amounts related to the Emergency Capacity Charge for the period from July 2, 2002 to October 8, 2002, in the amount of R$46,468, due to a class action injunction which did not allow the amounts to be collected in the prior year.

CEMIG pays the State VAT the special rate adjustment according to collection of the amounts in power bills.

24) ELECTRICITY PURCHASED FOR RESALE


                                                                                       Consolidated and Company
                                                                                   ---------------------------------
                                                                                       Nine-month period ended
                                                                                            September 30,
                                                                                   ---------------------------------
                                                                                        2003              2002
                                                                                   ----------------  ---------------
Itaipu Binacional                                                                         865,850          727,705
Energy traded on spot market - MAE                                                         37,121          564,538
Initial contracts                                                                         112,504          110,639
Special rate adjustment - transfer to generators                                                -           45,330
Other                                                                                      21,194            6,829
                                                                                   ----------------  ---------------
                                                                                        1,036,669        1,455,041
                                                                                   ================  ===============


The tariff of the electricity acquired from ITAIPU is denominated in US dollars, defined by ANEEL.


25) OPERATING PROVISIONS


                                                                    Consolidated                  Company
                                                              --------------------------  -------------------------
                                                               Nine-month period ended    Nine-month period ended
                                                                    September 30,              September 30,
                                                              -------------------------   -------------------------
                                                                  2003          2002          2003         2002
                                                              ------------  ------------  ------------  -----------
Allowance for doubtful accounts                                    66,168        4,717        64,465          4,717
Provision for losses on realization of the Special rate            32,166            -        32,166              -
  adjustment
Labor claims                                                       17,405        9,661        17,405          9,661
Civil lawsuits                                                     13,604       10,338        13,604         10,338
Other                                                               4,569        3,316         4,569          3,316
                                                                 ----------    ---------    ----------    -----------
                                                                  133,912       28,032       132,209         28,032
                                                                 ==========    =========    ==========    ===========


26) ENERGY DEVELOPMENT ACCOUNT (CDE)

The Energy development account (CDE) was created by Law No. 10,438/02 to foster energy development in the states and to promote competition regarding energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal. The amounts to be paid by CEMIG were defined by ANEEL Resolution No. 42, of January 31, 2003.


27) OTHER EXPENSES


                                                                    Consolidated                  Company
                                                              --------------------------  -------------------------
                                                               Nine-month period ended    Nine-month period ended
                                                                    September 30,              September 30,
                                                              -------------------------   -------------------------
                                                                  2003          2002          2003         2002
                                                              ------------  ------------  ------------  -----------
  Fuel usage quota                                                 6,397        27,994         6,397       27,994
  Rentals and leasing                                             12,857        11,340        11,369       11,082
  Grants and donations                                             9,856        10,467         9,856       10,467
  Advertising                                                      5,765        15,257         5,462       15,230
  ANEEL inspection fee                                            10,565         8,640        10,439        8,529
  Own consumption - Electric energy                                9,988         8,486         8,594        7,493
  MAE contribution                                                 2,917         5,696         2,917        5,696
  Energy efficiency expenses                                       9,910         7,197         9,668        7,003
  Other taxes (real estate, vehicle, etc)                         10,611         3,321         8,895        3,284
  Other expenses, net                                             29,659        20,067        22,875       14,969
                                                              ------------  ------------  ------------ ------------
                                                                 108,525       118,465        96,472      111,747
                                                              ============  ============  ============ ============

The fuel costs incurred for the purpose of electricity generation are reimbursed by Eletrobras and are recorded as other operating revenues.

28) FINANCIAL INCOME (EXPENSES)


                                                                    Consolidated                  Company
                                                              --------------------------  -------------------------
                                                               Nine-month period ended    Nine-month period ended
                                                                    September 30,              September 30,
                                                              -------------------------   -------------------------
                                                                  2003          2002          2003         2002
                                                              ------------  ------------  ------------  -----------
Financial income:
 Investment income earned                                         65,572       196,829       53,401       188,695
 Arrears interest on past-due electricity bills                   40,974        29,479       40,974        29,479
 Interest and monetary restatement on receivable from State
   Government                                                    264,430       295,343      264,430       295,343
 Allowance for losses related to monetary restatement on
   receivable from State Government                             (145,245)     (115,657)    (145,245)     (115,657)
 Monetary restatement on special rate adjustment                 247,254       199,190      247,254       199,190
 Monetary restatement of CVA                                      80,352         7,231       80,352         7,231
 Monetary restatement - Distributors - MAE transactions           70,185        70,654       70,185        70,654
 Foreign exchange gains                                          339,292        81,914      320,967        81,912
 Taxes on financial income (PASEP and COFINS)                    (53,221)      (30,208)     (53,293)      (30,064)
 Gains on derivative instruments                                   8,289             -        8,289             -
 Other                                                             7,626        24,731        6,127        24,561
                                                              ------------ ------------- ------------  ------------
                                                                 925,508       759,506      893,441       751,344

Financial expenses:
 Interest on loans and financing                                (244,464)     (184,117)    (235,952)     (171,743)
 Monetary restatement - Electricity supply                       (51,217)      (54,747)     (51,217)      (54,747)
 Monetary restatement of CVA                                      (6,262)       (4,890)      (6,262)       (4,890)
 Foreign exchange losses                                         (23,566)     (969,505)     (23,566)     (969,421)
 Monetary restatement on loans and financing                     (43,456)      (70,060)     (43,451)      (25,605)
 Financial transaction tax ("CPMF")                              (26,808)      (18,842)     (25,308)      (17,801)
 Reversal (provision) for valuation of marketable securities      53,498       (70,579)      53,498       (70,579)
 Interest on capital                                                   -      (120,000)           -      (120,000)
 Losses on derivative instruments                                (34,704)            -      (34,704)            -
 Other                                                           (47,828)      (23,612)     (45,842)      (22,948)
                                                              ------------ ------------- ------------  ------------
                                                                (424,807)   (1,516,352)    (412,804)   (1,457,734)
                                                              ------------ ------------- ------------  ------------
                                                                 500,701      (756,846)     480,637      (706,390)
                                                              ============ ============= ============  ============


Financial charges and monetary/exchange variations on funds borrowed to finance construction in progress from January 2003 to September 2003, in the amounts of R$58,701 and R$36,261, respectively, were transferred to property, plant and equipment, and investments (R$41,626 of financial charges and R$69,621 of monetary/exchange variations from January to September 2002).

29) PRINCIPAL RELATED-PARTY TRANSACTIONS

The main consolidated balances and transactions with related parties are as follows:


                                                                   September 30, 2003               June 30, 2003
                                                              ---------------------------    ----------------------------
                                                                   State                         State
                                                                Government       FORLUZ        Government        FORLUZ
                                                              ---------------  ----------    --------------   -----------
         ASSETS
Current assets
Accounts receivable                                                 14,854             -         33,464               -
Recoverable taxes
    State VAT (ICMS)                                                37,178             -         28,061               -
Other
    Advances for welfare benefits                                        -         6,361              -          14,916
        Other                                                          315             -            225               -
Noncurrent assets
Receivable from State Government                                   874,145             -        836,971               -
Recoverable taxes
    State VAT ICMS                                                  98,083             -         99,503               -
    State VAT - ICMS - Under discussion with State
       Government                                                   18,843             -         18,843               -
Accounts receivable                                                 62,035             -         49,166               -

         LIABILITIES
Current liabilities
Taxes payable-
    State VAT - ICMS                                               164,463             -        157,179               -
Dividends and interest on capital                                   50,418             -         50,418               -
Employee post-retirement benefits                                        -       183,681              -         244,257
Other
    Transfer of contributions                                            -         7,579              -          26,161
Long-term liabilities
Debentures                                                          27,319             -         27,010               -
Employee post-retirement benefits                                        -     1,524,838              -       1,533,142



                                                               Nine-month period ended         Nine-month period ended
                                                                  September 30, 2003              September 30, 2002
                                                              ---------------------------    ----------------------------
                                                                   State                         State
                                                                Government       FORLUZ        Government        FORLUZ
                                                              ---------------  ----------    --------------   -----------
         INCOME STATEMENT
Electricity sales to final customers                                23,752             -         17,071               -
Other operating revenues                                               360             -              -               -
Deductions from operating revenues - State VAT - ICMS           (1,103,458)            -       (839,491)              -
Employee post-retirement benefits                                        -       (35,630)             -        (162,748)
Personnel expenses                                                       -       (24,588)             -         (21,695)
Financial income-
    Interest and monetary restatement on receivable from
      State Government                                             264,430             -        295,343               -
    Provision for losses on accounts receivable from State
      Government                                                  (145,245)            -       (115,657)              -
Financial expenses-
    Monetary restatement of debentures                              (1,813)            -              -               -
Nonoperating expenses-
    Provision for extraordinary losses on accounts
      receivable from State Government                                   -             -     (1,045,325)              -
    FORLUZ - management expenses                                    (4,075)            -         (6,545)              -


R$76,889 of accounts receivable from the State Government as of September 30, 2003, recorded in current and noncurrent assets, includes past-due accounts receivable from COPASA. Management does not expect losses on the realization of this asset.

30) FINANCIAL INSTRUMENTS

The financial instruments used by CEMIG are cash and cash equivalents, accounts receivable, receivable from State Government, marketable securities and loans, financing, and debentures, and gains and losses on transactions are fully recorded on an accrual basis.

These instruments are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks which meet financial strength and trustworthiness requirements, according to pre-defined management criteria. The Company's control policy includes continually comparing rates with market levels.

As of September 30, 2003, CEMIG and its subsidiaries have short term investments with interest rate swaps, in the amount of R$24,916 and R$32,633, respectively. These short term investments have repurchase clauses and interest rates based on the CDI (Interbank Certificate Rate). The Company and its subsidiaries have the right to call for early redemption of these securities without penalty or loss.

a) Derivatives

The Company has derivative financial instruments in order to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. CEMIG's subsidiaries have no derivative financial instruments as of September 30, 2003 and June 30, 2003.

As of September 30, 2003, the Company has derivative financial instruments (swaps) with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar, in an amount equivalent to US$121,928 thousand.

The principal amounts of the derivative financial instruments are not recorded on the balance sheet. The net realized and unrealized accumulated losses from these operations from January 2003 to September 2003, in the amount of R$4,139 and R$22,276, respectively, were recorded in financial expenses.

Unrealized gains (losses) from derivative financial instruments are recorded on an accrual basis, which may result in significant differences when compared to the estimated market value of such instruments, due to the fact that the market value represents the present value of future gains and losses on these operations.

The table below presents the Company's derivative financial instruments, unrealized gains (losses) recorded, and estimated market value as of September 30, 2003:


                                                                                           Unrealized gains (Losses)
                                                                                        -------------------------------
                                                                                                          Estimated
                                                                           Principal      Book value     Market value
                                                                             value      --------------  ---------------
          CEMIG's                     CEMIG's                              contracted           September 30,
           rights                   obligations             Maturity      US$ thousand               2003
---------------------------- --------------------------- --------------- -------------- -------------------------------
            US$                          R$
    Plus interest rate        Indexed to CDI variation    From 11/2003
 (5.64% to 14.20% per year)          (100% CDI)            to 12/2003          33,543       (15,023)        (14,876)

                                         R$
                                Indexed to pre-fixed
            US$                    interest rates
                                 (21.46% per year)           11/2003           14,585        (1,421)         (2,195)
                                         R$
            US$               Indexed to CDI variation
                                     (95% CDI)               12/2003           73,800        (5,832)         (5,961)
                                                                         -------------- ---------------  --------------
                                                                              121,928       (22,276)        (23,032)
                                                                         ============== ===============  ==============

b) Marketable Securities

The Company has Brazilian National Treasury Notes acquired from the State Government, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 6.00% per year (from April 15, 2000 to maturity).

                                              September 30,      June 30,
                                                  2003             2003
                                              -------------     ----------

           Face value                            176,752          173,645
           Market value                           84,511           74,691

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under marketable securities in noncurrent assets.


31) CORPORATE REORGANIZATION

Currently, electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's principal concession agreements and certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG should restructure its operations, which would result in the unbundling of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000.

ANEEL granted the Company an extension to September 21, 2002 to complete the unbundling process.

On March 2, 2001, the State Government, CEMIG's majority shareholder, submitted to the Legislature, for its approval, a bill proposing the restructuring of the Company into three companies. This bill has not yet been adopted, and the reorganization process has not yet been completed because such reorganization must first be approved by the State Legislature. The Company has submitted an extension request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company R$6,046, because it had not concluded the unbundling. No accrual has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

32) STATEMENTS OF CASH FLOWS

The individual (Company) and consolidated statements of cash flows for the nine-month periods ended September 30, 2003 and 2002 are presented to permit additional analysis and are not required as part of the basic interim financial statements.


                                                                  Consolidated                            Company
                                                        ----------------------------------     -------------------------------
                                                               Nine-month periods                    Nine-month periods
                                                               ended September 30,                  ended September 30,
                                                        ----------------------------------     -------------------------------
                                                             2003               2002               2003             2002
                                                        ---------------    ---------------     -------------    --------------
CASH FLOWS FROM OPERATIONS:
   Net income (loss) for the period                           813,163         (1,150,905)          813,163        (1,150,905)
   Items not affecting cash -
    Depreciation and amortization                             421,766            408,388           391,249           387,376
    Special rate adjustment                                         -           (268,913)                -          (268,913)
    Distributors - MAE transactions                           (21,318)          (464,976)          (21,318)         (464,976)
    Energy purchased on spot market - suppliers                     -             65,242                 -            65,242
    Disposals of property, plant and equipment, net            52,741             16,205            52,741            16,205
    Equity in subsidiaries                                          -                  -           (27,949)           15,778
    Interest and monetary variations, net                    (594,133)           282,742          (576,276)          234,027
    Deferred income and social contribution taxes              97,739           (245,448)           97,722          (220,424)
    Operating provisions                                      106,132             91,010           104,429            91,010
    Provision for losses on accounts receivable from
        State Government                                            -          1,045,325                 -         1,045,325
    Employee post-retirement benefits                          35,630            162,748            35,630           162,748
    Other                                                        (769)           (10,951)                -                 -
                                                        ---------------    ---------------     -------------    --------------
                                                              910,951            (69,533)          869,391           (87,507)
                                                        ---------------    ---------------     -------------    --------------

   (Increase) Decrease in assets -
    Accounts receivable                                      (247,533)          (290,261)         (265,380)         (290,797)
    Consumers - Special rate adjustment                       197,101            183,203           197,101           183,203
    Recoverable taxes                                         (84,346)           (39,215)          (84,080)          (28,884)
    Other current assets                                       42,715            (74,791)           44,123           (56,572)
    Electricity Rationing Plan -  Bonus paid to
        consumers in excess of surcharge                            -            (87,565)                -           (87,565)
    Reimbursement of bonus paid to consumers and
        adoption costs                                         13,494             88,066            13,494            88,066
    Prepaid expenses - CVA                                    (51,600)          (159,028)          (51,600)         (159,028)
    Escrow deposits                                                 -            (49,474)                -           (49,474)
      Receivables from Federal Government - Revenue
        losses from low-income consumers                       11,027                  -            11,027                 -
    Other noncurrent assets                                     3,116            (36,195)            2,839           (39,608)
                                                        ---------------    ---------------     -------------    --------------
                                                             (116,026)          (465,260)         (132,476)         (440,659)
                                                        ---------------    ---------------     -------------    --------------

   Increase (Decrease) in liabilities -
    Suppliers                                                (503,806)           702,449          (488,475)          703,511
    Taxes payable                                             394,934            254,640           391,168           239,947
    Payroll and related charges                                15,401             16,193            15,073            15,655
    Regulatory charges                                         44,368             17,140            44,092            17,398
    Loans and financing                                      (49,043)            324,274           (54,899)          314,387
    Employee post-retirement benefits                        (164,591)          (120,780)         (164,591)         (120,780)
    Other                                                      54,558            (16,747)           85,769           (19,330)
                                                        ---------------    ---------------     -------------    --------------
                                                             (208,179)         1,177,169          (171,863)        1,150,788
                                                        ---------------    ---------------     -------------    --------------
CASH PROVIDED BY OPERATING ACTIVITIES                         586,746            642,376           565,052           622,622
                                                        ---------------    ---------------     -------------    --------------

CASH FLOWS FROM FINANCING ACTIVITY:
   Proceeds from long-term financing                          903,938            287,290           903,938           287,290
   Payments of loans and financing                           (622,678)          (287,949)         (599,660)         (275,035)
   Advance billings of electric power                               -            (42,596)                -           (42,596)
   Advance for future capital increase                              -             11,526                 -                 -
   Dividends and interest on capital                              109           (176,571)              (44)         (176,374)
                                                              281,369           (208,300)          304,234          (206,715)
                                                        ---------------    ---------------     -------------    --------------
TOTAL CASH PROVIDED                                           868,115            434,076           869,286           415,907
                                                        ---------------    ---------------     -------------    --------------



                                                                  Consolidated                            Company
                                                        ----------------------------------     -------------------------------
                                                               Nine-month periods                    Nine-month periods
                                                               ended September 30,                  ended September 30,
                                                        ----------------------------------     -------------------------------
                                                             2003               2002               2003             2002
                                                        ---------------    ---------------     -------------    --------------
CASH USED IN INVESTING ACTIVITIES
   Additions to investments                                  (167,489)          (293,392)         (225,680)         (372,567)
   Additions to property, plant and equipment                (592,478)          (528,509)         (543,860)         (450,565)
   Special liabilities                                         61,932            113,141            61,932           113,141
   Increase in deferred charges                                  (235)           (15,187)                -                 -
                                                        ---------------    ---------------     -------------    --------------
                                                             (698,270)          (723,947)         (707,608)         (709,991)
                                                        ---------------    ---------------     -------------    --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              169,845           (289,871)          161,678          (294,084)
                                                        ===============    ===============     =============    ==============
CHANGES IN CASH AND CASH EQUIVALENTS
   At beginning of period                                     122,975            705,844            50,303           642,492
   At end of period                                           292,820            415,973           211,981           348,408
                                                        ---------------    ---------------     -------------    --------------
                                                              169,845           (289,871)          161,678          (294,084)
                                                        ===============    ===============     =============    ==============

                                                        ***********************


                                                                        Item 2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS -- CEMIG
---------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS:
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income (loss)

The Company and its subsidiaries (" the CEMIG Group") had net income of R$813,163 in the nine-month period ended September 30, 2003 compared to a net loss of R$1,150,905 in the nine-month period ended September 30, 2002.

In the nine-month period ended September 30, 2003, consolidated income was positively affected by an increase in electricity sales and financial income from appreciation of the Brazilian real against the U.S. dollar. In the same period of 2002, the result was negatively impacted by the provision for losses on receivables from the Minas Gerais State Government (the "State Government") and financial expenses from devaluation of the Brazilian real against the U.S. dollar.

Electricity sales

Electricity gross sales were R$5,267,379 in the nine-month period ended September 30, 2003 compared to R$4,431,993 in the nine-month period ended September 30, 2002, an increase of 18.85%. This result was primarily due to:

o an average rate increase of 10.51% starting on April 8, 2002 (full effect in 2003);
o    an average rate increase of 31.53% starting on April 8, 2003;
o an increase in the Emergency Capacity Charge collected in the nine-month period ended September 30, 2003; and
o a 0.61% increase in volume of electricity sold (excluding own consumption).

Electricity sales to final customers
------------------------------------

Electricity gross sales to final customers were R$5,217,275 in the nine-month period ended September 30, 2003 compared to R$3,942,861 in the nine-month period ended September 30, 2002, representing an increase of 32.32%. This increase resulted substantially from the average rate increases of 10.51% and 31.53% in April 2002 and 2003, respectively, and a 0.76% rise in electricity sales volume (excluding own consumption). Sales to the most representative markets, residential and commercial, increased 3.96% and 4.15% respectively, and sales to the industrial market decreased 1.80%.

The increase in electricity gross sales to final customers also resulted from the Emergency Capacity Charge included in power bills in the amount of R$194,463 in the nine-month period ended September 30, 2003 compared to R$44,602 in the nine-month period ended September 30, 2002 (the collection of this charge started in March 2002). The significant change between these periods is primarily a result of the retroactive collection, in 2003, of part of the Emergency Capacity Charge related to the period from July 2, 2002 to October 8, 2002, in the amount of R$46,468, due to an injunction which did not allow its collection at that time.

              Volume of electricity sold to final consumers - GWh

   [BAR CHART SHOWING THE VOLUME OF ELECTRICITY SOLD TO FINAL CONSUMERS FOR
      THE FIRST, SECOND AND THIRD QUARTERS OF 2002 AND THE FIRST, SECOND
                      AND THIRD QUARTERS OF 2003 OMITTED]

Electricity supply to other concessionaries (including the MAE transactions)
----------------------------------------------------------------------------

Revenues from electricity supply to other concessionaires were R$50,104 in the nine-month period ended September 30, 2003 compared to R$489,132 in the nine-month period ended September 30, 2002, a decrease of 89.76%. This decrease was primarily a result of higher revenues from energy traded in the spot market ("MAE") in the prior period, arising from CEMIG's reimbursement right and the difference between the amounts paid on the MAE transactions during the period when the Electricity Rationing Plan was in effect and the amount of R$49.26/MWh.

Special rate adjustment revenue
-------------------------------

In accordance with the General Agreement of the Electricity Sector, CEMIG recorded in the nine-month period ended September 30, 2002 revenue from the special rate adjustment in the amount of R$268,913 for billing losses and a portion of expenses for energy traded on the MAE, during the Electricity Rationing Plan. The amounts recorded as special rate adjustment revenue are being collected by CEMIG through an additional rate increase in effect for a maximum period of 82 months, since January 2002.


Operating expenses

The operating expenses were R$3,240,112 in the nine-month period ended September 30, 2003 compared to R$3,406,871 in the nine-month period ended September 30, 2002, a decrease of 4.90%, due primarily to a decrease in electricity purchased for resale and employee post-retirement benefits against an increase in personnel expenses, Gas purchased for resale, Operating provisions and the new contribution to the Energy development account, beginning in 2003. The main variations in expenses are described below:

Personnel
---------

Personnel expenses were R$466,742 in the nine-month period ended September 30, 2003 compared to R$398,328 in the nine-month period ended September 30, 2002, an increase of 17.18%, due primarily to a salary increase of 11.45% in November 2002, and a reduction in the percentage of personnel expenses transferred to construction in progress.

Electricity purchased for resale
--------------------------------

Electricity purchased for resale was R$1,036,669 in the nine-month period ended September 30, 2003 compared to R$1,455,041 in the nine-month period ended September 30, 2002, representing a decrease of 28.75%. This variation is a result of the decrease in the MAE transaction expenses, R$37,121 in the nine-month period ended September 30, 2003 compared to R$564,538 in the nine-month period ended September 30, 2002. Higher MAE expenses in the nine-month period ended September 30, 2002 were due to the higher rates in effect during the Electricity Rationing Plan. Due to the revisal of the MAE methodology to calculate the costs and MAE's delay to disclose such information, the amounts were recorded in 2002. On the other hand, there was an increase in expenses for energy purchased from Itaipu, R$865,850 in the nine-month period ended September 30, 2003 compared to R$727,705 in the nine-month period ended September 30, 2002.

Depreciation and amortization
-----------------------------

Depreciation and amortization expenses did not vary significantly compared to the prior periods. Expenses were R$421,766 in the nine-month period ended September 30, 2003 and R$408,388 in the nine-month period ended September 30, 2002, an increase resulting primarily from the operation of a new CEMIG distribution network and lines and permanent assets of Infovias, a subsidiary of CEMIG.

Outside services
----------------

Outside services were R$221,944 in the nine-month period ended September 30, 2003 compared to R$179,556 in the nine-month period ended September 30, 2002, representing an increase of 23.61%, due primarily to the adjustment to service contract prices, mainly related to maintenance of facilities and electric equipment.

Employee post-retirement benefits
---------------------------------

Employee post-retirement benefit expenses were R$35,630 in the nine-month period ended September 30, 2003 compared to R$162,748 in the nine-month period ended September 30, 2002, representing a reduction of 78.11%. This decrease was basically due to the estimate, for 2003, of a lower increase in projected benefit obligations compared to a higher profitability expected for plan assets.

Operating provisions
--------------------

Operating provisions were R$133,912 in the nine-month period ended September 30, 2003 compared to R$28,032 in the nine-month period ended September 30, 2002, representing an increase of 377.71%. This increase is due to the additional provision for losses on realization of the special rate adjustment, in the amount of R$32,166, recorded in the nine-month period ended September 30, 2003 and the allowance for doubtful accounts of R$66,168 recorded in the nine-month period ended September 30, 2003 compared to a reversion of R$4,717 recorded in the nine-month period ended September 30, 2002. The significant increase in the allowances is due to the rate increase in April 2003 (impact on the allowance recorded in the third quarter of 2003) and the increase in overdue amounts in such periods.

Fuel usage quota - CCC
----------------------

Fuel usage quota expenses were R$219,900 in the nine-month period ended September 30, 2003 compared to R$252,373 in the nine-month period ended September 30, 2002, representing a reduction of 12.87%. Fuel usage quota refers to operating costs of thermoelectric power plants in the Brazilian energy system prorated among electric concessionaires according to an ANEEL resolution.

Gas purchased for resale
------------------------

Gas purchased for resale expenses were R$126,148 in the nine-month period ended September 30, 2003 compared to R$75,568 in the nine-month period ended September 30, 2002, an increase of 66.93%. These expenses refer to gas purchased by GASMIG. The variation in these expenses is due to a gas price increase partially offset by a 0.73% reduction in the volume of acquired gas, 319,056 thousand m(3) in the nine-month period ended September 30, 2003 compared to 321,415 thousand m(3) in the nine-month period ended September 30, 2002 as a result of lower purchase volumes from thermoelectric power plants and industrial consumers, partially offset by a higher sales volume to automotive consumers.

Energy development account - CDE
--------------------------------

The Energy development account - CDE was created to foster energy development in the states and to promote competition regarding energy produced from alternative sources. These costs impacted the CEMIG Group's 2003 result, in the amount of R$77,763, and were defined by ANEEL Resolution No. 42 of January 31, 2003.

Financial income (expenses)

The main factors that impacted the financial items are as follows:

     o Investment income was R$65,572 in the nine-month period ended September 30, 2003 compared to R$196,829 in the nine-month period ended September 30, 2002. The negative variation is a result of the lower investment volume in 2003.
     o Net exchange gains were R$315,726 in the nine-month period ended September 30, 2003, compared to net exchange losses of R$887,591 in the nine-month period ended September 30, 2002. These gains are principally related to loans and financing denominated in foreign currencies. In the nine-month period ended September 30, 2003, the Brazilian real appreciated 17.26% over the U.S. dollar, compared to a 67.85% devaluation in the same period of 2002.
     o Net revenues from CVA monetary restatement amounted to R$74,090 in the nine-month period ended September 30, 2003, compared to R$2,341 in the nine-month period ended September 30, 2002. This variation is due to a higher CVA average balance in 2003, that is restated by SELIC.
     o Interest and monetary restatement expenses on loans and financing amounted to R$244,464 in the nine-month period ended September 30, 2003, compared to R$184,117 in the same period of last year. This increase is primarily due to a reduction in the volume of financial costs transferred to construction in progress.
     o Reversal of the provision for valuation of National Treasury Notes, which are denominated in U.S. dollars, was R$53,498 in the nine-month period ended September 30, 2003 compared to a provision of R$70,579 in the nine-month period ended September 30, 2002.
     o Interest on capital declared in the nine-month period ended September 30, 2002 in the amount of R$120,000.

Nonoperating expenses, net

Nonoperating expenses were R$24,470 in the nine-month period ended September 30, 2003 compared to R$1,064,866 in the nine-month period ended September 30, 2002. This variation is due to a provision for loss recorded in 2002, in the amount of R$1,045,325, related to the Second Amendment to the Credit Assignment Contract for CRC Account (Recoverable Rate Deficit Account) signed with the State Government.

Income and social contribution taxes

The CEMIG Group recorded income and social contribution tax expenses of R$480,128 in the nine-month period ended September 30, 2003, representing 37.15% of pre-tax income.

In the nine-month period ended September 30, 2002, income tax benefits were R$126,809 in relation to a pre-tax loss of R$1,407,912, a percentage of 9.01%. This result is primarily due to the provision for loss related to the Credit Assignment Contract for CRC Account in the amount of R$1,045,325 recorded in 2002, nondeductible for income and social contribution tax purposes.

(Convenience Translation into English from the Original Previously Issued in Portuguese)


OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants


CORPORATE GOVERNANCE

CEMIG has strived to implement the best corporate governance practices in order to optimize its performance and offer more protection, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors. These practices mainly involve appropriate disclosure, equitable treatment of shareholders and accountability for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

     o Notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

     o The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December 15, 1976.

     o Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation and vote of its shareholders or their representatives at shareholders' meetings.

     o The Board of Directors, which has a unified term, has 14 technically qualified members, 9 of whom have finance, economic, law and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers on ways to maximize return on assets in order to acquire value for the Company.

     o In accordance with Law 10,303 of October 31, 2001, and the majority shareholder's decision in accordance with the best corporate governance practices, minority shareholders of preferred shares have elected a member of the Board of Directors.

     o Preferred shares have priority in the redemption of capital and participate equally with the common shares in net income. At the Annual Shareholders' meeting of April 30, 2002, the Company's Bylaws were changed and the preferred shares became entitled to a minimum annual dividend equal to the greater of 10% of the preferred capital according to the Brazilian corporate law or 3% of the book value of the preferred shares. The minimum amount of dividends cannot be less than 25% of the adjusted net income for the year, in accordance with Brazilian corporate law.

     o On a quarterly basis, the Company discloses to its Fiscal Council reports prepared together with financial statements, which analyze and discusse such financial statements, including related internal and external risk factors.

     o In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

     o CEMIG provides to the members of its Fiscal Council all information that may be needed to analyze the Company's main issues.

     o The Company adopts, in addition to those established by Brazilian corporate law and rules established by the CVM (Brazilian Securities Commission), generally accepted accounting principles of the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission - SEC.

     o The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its public accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

     o Transactions with related parties are disclosed in CEMIG's financial statements.

     o CEMIG's investor relations policy seeks to provide access to a wide range of investors through:
               o CEMIG's Internet home page, which is accessible to all investors and shareholders, and contains material information related to CEMIG and its operations.
               o    Broad dissemination of the disclosure of CEMIG's results.
               o Live conferences accessible to everyone through CEMIG's Internet home page.

     o CEMIG has adopted Level 1 of the corporate governance standards established by BOVESPA (Sao Paulo Stock Exchange).

     o CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

     o CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its By-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

                             FINANCIAL INDICATORS


SHARE VALUE
(Expressed in Brazilian reais per thousand shares)

----------------------- --------------- ------------------------- ----------------------- -------------------------
Item                    Unit               September 30, 2003          June 30,2003          September 30, 2002
----------------------- --------------- ------------------------- ----------------------- -------------------------
Book value                                                 40.07                   38.35                     34.75
----------------------- --------------- ------------------------- ----------------------- -------------------------
Market value            Common                             23.07                   21.10                     22.02
                        Preferred                          34.35                   26.35                     23.01
----------------------- --------------- ------------------------- ----------------------- -------------------------



LIQUIDITY (excluding special liabilities)

--------------------------- ---------- ------------------------ ------------------------- -------------------------
Item                        Unit         September 30, 2003           June 30,2003           September 30, 2002
--------------------------- ---------- ------------------------ ------------------------- -------------------------
Current ratio               Ratio                         0.73                      0.67                      0.62
--------------------------- ---------- ------------------------ ------------------------- -------------------------
Overall liquidity           Ratio                         0.73                      0.70                      0.68
--------------------------- ---------- ------------------------ ------------------------- -------------------------



DEBT LEVEL (excluding special liabilities)

-------------------------------- -------- ------------------------- ----------------------- -------------------------
Item                             Unit        September 30, 2003          June 30,2003           September 30, 2002
-------------------------------- -------- ------------------------- ----------------------- -------------------------
Total assets                     %                           55.60                   57.10                     59.98
-------------------------------- -------- ------------------------- ----------------------- -------------------------
Shareholders' equity             %                          125.78                  133.09                    150.82
-------------------------------- -------- ------------------------- ----------------------- -------------------------
Permanent assets                 %                           93.30                   95.04                    101.51
-------------------------------- -------- ------------------------- ----------------------- -------------------------



PROFITABILITY

--------------------------------------- -------- ------------------------- ------------------- -------------------------
Item                                    Unit        September 30, 2003        June 30,2003        September 30, 2002
--------------------------------------- -------- ------------------------- ------------------- -------------------------
Shareholders' equity                    %                           14.31                9.43                    (20.44)
--------------------------------------- -------- ------------------------- ------------------- -------------------------
Return on property, plant and           %
equipment                                                          10.22                 6.74                    (14.68)
--------------------------------------- -------- ------------------------- ------------------- -------------------------
Operating margin                        %                           20.12               16.91                     11.40
--------------------------------------- -------- ------------------------- ------------------- -------------------------
Net margin                              %                           16.31               16.58                    (25.12)
--------------------------------------- -------- ------------------------- ------------------- -------------------------


                               OPERATING INDICES


INSTALLED CAPACITY

----------------------------------------- -------------------------------- --------------------------------
                                                 September 30,2003               September 30, 2002
----------------------------------------- -------------------------------- --------------------------------
Installed capacity (in MW)                                          5,771                            5,675
----------------------------------------- -------------------------------- --------------------------------



EFFICIENCY

-------------------------------------- ----------- -------------------------------------------------------------
                                                                 For the nine-month period ended
-------------------------------------- ----------- ------------------------------ ------------------------------
Item                                   Unit              September 30,2003             September 30, 2002
-------------------------------------- ----------- ------------------------------ ------------------------------
MWh (*) per employee                   MWh                                 2.295                          3.332
-------------------------------------- ----------- ------------------------------ ------------------------------
Consumers per employee                 No.                                   502                            484
-------------------------------------- ----------- ------------------------------ ------------------------------
(*) excludes energy transactions on the spot market



SERVICE QUALITY

-------------------------------------------------------- ---------- ---------------------------------------------
                                                                          For the nine-month period ended
-------------------------------------------------------- ---------- ---------------------- ----------------------
Item                                                     Unit           September 30,          September 30,
                                                                            2003                   2002
-------------------------------------------------------- ---------- ---------------------- ----------------------
Average time needed to restore electricity               Hours                       4.42                   4.01
-------------------------------------------------------- ---------- ---------------------- ----------------------
Electricity outage time - average per consumer           Hours                       7.28                   8.39
-------------------------------------------------------- ---------- ---------------------- ----------------------
Outages experienced - average per consumer               No.                         4.37                   5.00
-------------------------------------------------------- ---------- ---------------------- ----------------------



AVERAGE RATE
(Expressed in Brazilian reais per MWh)

------------------------------------ -------------------------------------------------------------------------
                                                               Including ICMS (VAT)
------------------------------------ -------------------------------------------------------------------------
Description                                   September 30, 2003                   September 30, 2002
------------------------------------ ------------------------------------- -----------------------------------
Industrial                                                         129.08                               99.15
------------------------------------ ------------------------------------- -----------------------------------
Residential                                                        348.04                              270.70
------------------------------------ ------------------------------------- -----------------------------------
Commercial                                                         297.63                              235.25
------------------------------------ ------------------------------------- -----------------------------------
Rural                                                              183.42                              146.22
------------------------------------ ------------------------------------- -----------------------------------
Others                                                             195.60                              155.00
------------------------------------ ------------------------------------- -----------------------------------
Final Consumers                                                    189.95                              148.93
------------------------------------ ------------------------------------- -----------------------------------


              SHAREHOLDERS OWNING MORE THAN 5% OF VOTING CAPITAL
                           AS OF SEPTEMBER 30, 2003


-----------------------------------------------------------------------------------------------------------------
      ACIONISTA           COMMON SHARES       %        PREFERRED SHARES      %          TOTAL SHARES     %
-----------------------------------------------------------------------------------------------------------------
Minas Gerais
State Government           36,116,291,643    50.96                   102        -       36,116,291,745   22.27
Other State's entities          3,365,756        -         2,771,169,007     3.03        2,774,534,763    1.70
                       ------------------- -------- --------------------- -------- -------------------- -------
State's Total              36,119,657,399    50.96         2,771,169,007     3.03       38,890,826,508   23.97
Southern Electric
Brasil Part. Ltda.         23,362,956,173    32.96                     -        -       23,362,956,173   14.41
-----------------------------------------------------------------------------------------------------------------





      SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA. - CAPITAL COMPOSITION
                           AS OF SEPTEMBER 30, 2003

----------------------------------------------------------------------------------------
  Item                    Name                       Number of quotas            %
----------------------------------------------------------------------------------------
1         Cayman Energy Traders                         321,480,876            91.75
----------------------------------------------------------------------------------------
2         524 Participacoes S/A                          28,913,419             8.25
----------------------------------------------------------------------------------------
              1 - Foreign Company
              2 - Publicly-held Company. Fundo Opportunity Alfa FIA has 99.99% of its capital.


                 CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND FISCAL
                         COUNCIL MEMBERS INTEREST AS OF SEPTEMBER 30, 2003 AND 2002

------------------------------------------------------------------------------------------------------------------------
                        NAME                                                  NUMBER OF SHARES
------------------------------------------------------------------------------------------------------------------------
                                                             September 30, 2003               September 30, 2002
                                                     -------------------------------------------------------------------
                                                          Common            Preferred         Common        Preferred
                                                     -------------------------------------------------------------------
              CONTROLLING SHAREHOLDER                   36,119,657,399    2,771,169,109   36,119,456,294  3,030,365,843

BOARD OF DIRECTORS

Wilson Nelio Brumer                                                  -                1                -              -
Djalma Bastos de Morais                                              -           13,400                -         13,140
Francelino Pereira dos Santos                                        -                1                -              -
Antonio Adriano Silva                                                -                1                -              1
Flavio Jose Barbosa de Alencastro                                    -                1                -              -
Oderval Esteves Duarte Filho                                     5,099                -            5,099              -
Marcelo Pedreira de Oliveira                                     5,099                -            5,099              -
Joao Bosco Braga Garcia                                          5,099                -                -              -
Sergio Lustosa Botelho Martins                                   5,099                -                -              -
Aecio Ferreira da Cunha                                          5,866            1,461                -              -
Francisco Roberto Andre Gros                                         -                1                -              -
Mario Lucio Lobato                                               5,000                -                -              -
Maria Estela Kubistscheck Lopes                                      -                1                -              -
Alexandre Heringer Lisboa                                            -                1                -              -
Luiz Antonio Athayde Vasconcelos                                     -              290                -              -
Marco Antonio Rodrigues da Cunha                                     -                1                -              -
Francisco Sales Dias Horta                                           -                1                -              -
Guilherme Horta Goncalves Junior                                     -                1                -              -
Geraldo Dannemann                                                    1                1                -              -
Luiz Felippe Leal da Fonseca Junior                              1,000                -                -              -
Carlos Suplicy de Figueiredo Forbes                              4,079                -                -              -
Marc Leal Claassen                                               5,099                -                -              -
Arnaldo Jose Vollet                                                  -                1                -              -
Fernando Lage de Melo                                                -                1                -              -
Eduardo Lery Vieira                                                  -                1                -              -
Andre Luis Garbuglio                                             1,000                -                -              -
Fernando Henrique Schuffner Neto                                     -          101,218                -              -
Franklin Moreira Goncalves                                           -                1                -              -
Geraldo de Oliveira Faria                                            -                -                -          5,866
Alexandre de Paula Dupeyrat Martins                                  -                -           10,198              1
Claudio Jose Dias Sales                                              -                -                1              -
Marco Antonio Rebelo Romanelli                                       -                -                1              -
Sergio Roberto Belisario                                             -                -                -              1
David Travesso Neto                                                  -                -                1              -
Ataide Vilela                                                        -                -                -              1



------------------------------------------------------------------------------------------------------------------------
                        NAME                                                  NUMBER OF SHARES
------------------------------------------------------------------------------------------------------------------------
                                                             September 30, 2003               September 30, 2002
                                                     -------------------------------------------------------------------
                                                          Common            Preferred         Common        Preferred
                                                     -------------------------------------------------------------------
EXECUTIVE OFFICERS

Djalma Bastos de Morais                                              -                -                -              -
Francisco Sales Dias Horta                                           -                -                -              -
Celso Ferreira                                                       -                -                -              -
Flavio Decat de Moura                                                -                -                -              -
Elmar de Oliveira Santana                                            -                -                -              -
Jose Maria de Macedo                                                 -          112,962                -              -
Heleni de Mello Fonseca                                              -                -                -              -
Guy Maria Villela Paschoal                                           -                -            2,854              -
Aloisio Marcos Vasconcelos Novais                                    -                -                -              -
Stalin Amorim Duarte                                                 -                -                -        106,544
Cristiano Correa de Barros                                           -                -                1      1,325,790

FISCAL COUNCIL

Luiz Guarita Neto                                                    -                -                -              -
Aristoteles Luiz Menezes Vasconcellos Drummond                       -                -                -              -
Luiz Otavio Nunes West                                               -                -                -              -
Bruno Constantino Alexandre dos Santos                               -                -                -              -
Thales de Souza Ramos Filho                                          -                -                -              -
Beatriz Oliveira Fortunato                                           -               10                -              -
Augusto Cezar Calazans Lopes                                         -                -                -              -
Ronald Gastao Andrade Reis                                           -                -                -              -
Marcos Eolo de Lamounier Bicalho                                     -                -                -         12,644
Aliomar Silva Lima                                                   -                -                -              -
------------------------------------------------------------------------------------------------------------------------




                                NUMBER OF SHARES AVAILABLE ON MARKET
                             (EXCLUDES SHARES OF THE STATE GOVERNMENT)

----------------------------------------------------------------------------------------------------------------------
                                    Common           %           Preferred          %             Total             %
----------------------------------------------------------------------------------------------------------------------
              09/30/2003        34,757,876,280   49.04         91,210,522,597   99.92        125,968,398,877    77.69
----------------------------------------------------------------------------------------------------------------------
              09/30/2002        34,754,711,629   49.04         88,180,156,856   97.00        122,934,868,485    76.00
----------------------------------------------------------------------------------------------------------------------


                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  COMPANHIA ENERGETICA DE MINAS
                                  GERAIS - CEMIG




                                  By:   /s/  Flavio Decat de Moura
                                        -----------------------------------
                                         Name:  Flavio Decat de Moura
                                         Title: Chief Financial Officer
                                                and Investor Relations Officer




Date:     November 17, 2003




                                      1